Filed by HiSoft Technology International Ltd. pursuant to Rule 425 of the
Securities Act of 1933

Subject Company: VanceInfo Technologies Inc.

Commission File No.: 001-33857

IMPORTANT INFORMATION FOR INVESTORS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger involving HiSoft Technology International Ltd. (“HiSoft”) and VanceInfo Technologies Inc. (“VanceInfo”) will be submitted to the respective shareholders of HiSoft and VanceInfo for their consideration.  In connection with the proposed transaction, HiSoft will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a preliminary joint proxy statement of VanceInfo and HiSoft and will constitute a prospectus of HiSoft.  HiSoft and VanceInfo also plan to file other documents with the SEC regarding the proposed transaction.  HISOFT AND VANCEINFO URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and shareholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about HiSoft and VanceInfo (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect VanceInfo’s and HiSoft’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, VanceInfo’s and HiSoft’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, expectations and intentions with respect to future operations and services; approval of the proposed transaction by shareholders; the satisfaction of the closing conditions to, or timing of the completion of, the proposed transaction; and other factors with respect to HiSoft, VanceInfo or the proposed transaction that are set forth in the “Risk Factors” section and other sections of HiSoft’s and VanceInfo’s Annual Reports on Form 20-F and other SEC filings.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of VanceInfo and HiSoft and are difficult to predict.  All subsequent written and oral forward-looking statements concerning VanceInfo, HiSoft, the proposed transaction or other matters and attributable to VanceInfo or HiSoft or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither VanceInfo nor HiSoft undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of August 10, 2012

among

HISOFT TECHNOLOGY INTERNATIONAL LIMITED,

VANCEINFO TECHNOLOGIES INC.

and

CHEMISTRY MERGER SUB INC.

i

Glossary of Defined Terms

Defined Terms	Defined on Page
Acquisition Proposal	45
ADS Exchange Ratio	3
ADS Adjustment	53
Affiliate	64
Aggregate ADS Payment	6
Agreement	1
Applicable Antitrust Laws	64
Articles Amendments	25
Bankruptcy and Equity Exception	11
Business day	64
Capital Increase	25
Cayman Companies Law	2
Certificates	5
Closing	2
Closing Date	2
Code	2
Contract	12
CSRC	16
Effective Time	2
ERISA	64
Exchange Act	12
Exchange Agent	5
Excluded Shares	4
Expenses	50
FCPA	15
Form F-4	13
GAAP	12
Government Official	16
Governmental Entity	64
GRA	53
HiSoft	1
HiSoft ADSs	3
HiSoft Affiliate	30
HiSoft Agreements	26
HiSoft Articles	23
HiSoft Benefit Plan	31
HiSoft Board	1
HiSoft Board Recommendation	47
HiSoft Change of Recommendation	47
HiSoft Shares	3
HiSoft Deposit Agreement	5
HiSoft Depositary	5
HiSoft Directors	51
HiSoft Disclosure Schedule	23
HiSoft Employees	64
HiSoft Financial Advisor	36
HiSoft Financial Information	27
HiSoft Intellectual Property	64

Defined Terms	Defined on Page
HiSoft IP Agreements	64
HiSoft Leased Properties	30
HiSoft Licensed Intellectual Property	65
HiSoft Material Adverse Effect	65
HiSoft Material Contracts	65
HiSoft Material Subsidiary	23
HiSoft Memorandum	23
HiSoft Option	65
HiSoft Owned Intellectual Property	65
HiSoft Permits	30
HiSoft PRC Subsidiaries	36
HiSoft Related Party	66
HiSoft Restricted Stock Award	66
HiSoft RSU	5
HiSoft SEC Reports	27
HiSoft Share Incentive Plans	66
HiSoft Shareholders Meeting	48
HiSoft Shares	3
HiSoft Voting Agreements	1
HiSoft Voting Debt	24
HiSoft Voting Shareholders	67
Indemnified Parties	49
Intellectual Property	67
IT Assets	67
Joint Proxy Statement/Prospectus	43
Judgment	15
know	67
knowledge	67
Law	67
Lien	67
Maximum Premium	50
Merger	1
Merger Consideration	3
Merger Sub	1
Merger Sub Board	25
Off-the-Shelf Software	67
Parties	1
Per ADS Merger Consideration	3
Per Share Merger Consideration	3
Permitted Liens	67
Person	67
Plan of Merger	2
Post Effective Time Directors	51
PRC	68
PRC Anti-Bribery Laws	15
PRC Anti-Monopoly Law and Regulations	16
Proceedings	15
Qualifying Amendment	44
Registered	68
Representative	45

v

Defined Terms	Defined on Page
Required VanceInfo Vote	11
Required HiSoft Vote	26
Requisite Regulatory Approvals	54
Review Date	13
SAFE	16
SAFE Circular No. 75	16
SEC	68
Second Step Merger	8
Securities Act	12
Share Consolidation	25
Share Exchange Ratio	3
Share Issuance	25
Software	68
Subsidiary	68
Successor	51
Surviving Corporation	2
Takeover Statute	22
Tax Returns	68
Taxes	68
Termination Date	56
Termination Fee	68
Transaction Agreements	68
Transition Management Committee	52
Uncertificated Shares	5
US$	69
VanceInfo	1
VanceInfo ADSs	3
VanceInfo Affiliate	16
VanceInfo Agreements	12
VanceInfo Benefit Plan	17
VanceInfo Board	1
VanceInfo Board Recommendation	46
VanceInfo Change of Recommendation	46
VanceInfo Deposit Agreement	5
VanceInfo Depositary	5
VanceInfo Disclosure Schedule	8
VanceInfo Directors	51
VanceInfo Employee	69
VanceInfo Financial Advisor	22
VanceInfo Financial Information	12
VanceInfo Intellectual Property	69
VanceInfo IP Agreements	69
VanceInfo Leased Properties	15
VanceInfo Licensed Intellectual Property	69
VanceInfo Material Adverse Effect	69
VanceInfo Material Contract	69
Vance Info Material Subsidiary	8
VanceInfo Option	70
VanceInfo Owned Intellectual Property	71
VanceInfo Permits	15

Defined Terms	Defined on Page
VanceInfo PRC Subsidiaries	21
VanceInfo Related Party	71
VanceInfo RSU	71
VanceInfo SEC Reports	12
VanceInfo Share	3
VanceInfo Share Incentive Plans	71
VanceInfo Shareholders Meeting	48
VanceInfo Shares	3
VanceInfo Software	71
VanceInfo Voting Agreement	1
VanceInfo Voting Debt	10
VanceInfo Voting Shareholders	71
Wholly-Owned HiSoft Subsidiaries	24
Wholly-Owned VanceInfo Subsidiaries	10

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 10, 2012 is by and among HiSoft Technology International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“HiSoft”), Chemistry Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned Subsidiary of HiSoft (“Merger Sub”), and VanceInfo Technologies Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“VanceInfo” and, together with HiSoft and Merger Sub, the “Parties”).

WHEREAS, the respective Boards of Directors of each of HiSoft (the “HiSoft Board”), Merger Sub and VanceInfo (the “VanceInfo Board”) have determined that it is in the best interests of their respective corporations and shareholders that HiSoft and VanceInfo engage in a “merger of equals” business combination in order to advance the long-term strategic business interests of HiSoft and VanceInfo;

WHEREAS, the HiSoft Board and the VanceInfo Board each have determined that such “merger of equals” business combination shall be effected pursuant to the terms of this Agreement through the Merger (as defined below);

WHEREAS, the HiSoft Board and the Board of Directors of Merger Sub, respectively, have further (i) determined that it is in the best interests of HiSoft and Merger Sub to enter into this Agreement and Plan of Merger and consummate the transactions contemplated hereby, (ii) approved the merger of Merger Sub with and into VanceInfo (the “Merger”), with VanceInfo surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a direct wholly-owned Subsidiary of HiSoft as a result of the Merger, and the other transactions contemplated hereby, (iii) approved the execution, delivery and performance by HiSoft and Merger Sub, as the case may be, of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, and (iv) recommended the approval of the Capital Increase, the Share Consolidation, the Articles Amendments and the Share Issuance (each defined below) by the requisite vote of the shareholders of HiSoft and the authorization and approval of this Agreement and the Merger and the Plan of Merger (as defined below) by the requisite vote of the sole shareholder of Merger Sub;

WHEREAS, the VanceInfo Board has further (i) determined that it is in the best interests of VanceInfo to enter into this Agreement and the Plan of Merger and consummate the transactions contemplated hereby, (ii) approved the Merger, with VanceInfo surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a direct wholly-owned Subsidiary of HiSoft as a result of the Merger, and the other transactions contemplated hereby, and (iii) recommended the authorization and approval of this Agreement, the Merger and the Plan of Merger by way of special resolution of the shareholders of VanceInfo;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of HiSoft and Merger Sub to enter into this Agreement, the VanceInfo Voting Shareholders have executed and delivered to HiSoft, voting agreements, dated as of the date hereof (together with the schedules and exhibits attached thereto, the “VanceInfo Voting Agreement”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of VanceInfo to enter into this Agreement, the HiSoft Voting Shareholders have executed and delivered to VanceInfo a voting agreement dated as of the date hereof (together with the schedules and exhibits attached thereto, the “HiSoft Voting Agreements”).

WHEREAS, for United States federal income tax purposes, the Merger is intended to qualify as a “reorganization” pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the parties intend, by executing this Agreement, to adopt a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) and Treasury Regulation Section 1.368-3.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, VanceInfo, HiSoft and Merger Sub hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1                                   The Merger. At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Law (2011 Revision) (the “Cayman Companies Law”), Merger Sub shall be merged with and into VanceInfo. Following the Merger, VanceInfo shall continue as the surviving corporation (the “Surviving Corporation”) and the separate corporate existence of Merger Sub shall cease.

Section 1.2                                   Effective Time. Subject to the provisions of this Agreement, HiSoft, Merger Sub and VanceInfo shall execute a plan of merger (the “Plan of Merger”) substantially in the form contained in Annex A hereto, and the Parties shall file the Plan of Merger and other documents required to effect the Merger pursuant to the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law on or as soon as practicable after the Closing Date. The Merger shall become effective at the time when the Plan of Merger has been registered by the Registrar of Companies of the Cayman Islands or at such other subsequent date or time thereafter as the Parties may agree and specify in the Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).

Section 1.3                                   Closing of the Merger. Unless otherwise mutually agreed in writing among HiSoft, Merger Sub and VanceInfo, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. (Hong Kong time), on a date to be agreed between HiSoft and VanceInfo (the “Closing Date”), which shall be no later than the third business day immediately following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Simpson Thacher & Bartlett, 35/F, ICBC Tower, 3 Garden Road, Hong Kong or another place and time agreed in writing by HiSoft and VanceInfo.

Section 1.4                                   Effects of the Merger. The Merger shall have the effects specified in the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Sub and VanceInfo in accordance with the Cayman Companies Law.

Section 1.5                                   Memorandum and Articles of Association. At the Effective Time, the memorandum of association and articles of association of the Surviving Corporation shall be amended to be in the form of Exhibit A hereto.

Section 1.6                                   Directors. The Parties shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the memorandum of association and articles of association of the Surviving Corporation until their respective death, resignation, or removal or until their respective successors are duly elected and qualified in accordance with the memorandum of association and articles of association of the Surviving Corporation.

Section 1.7                                   Officers. The Parties shall take all actions necessary so that the officers of VanceInfo immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the memorandum of association and articles of association of the Surviving Corporation until successors are duly elected or appointed and qualified.

ARTICLE II

CONVERSION AND CANCELLATION OF SECURITIES

Section 2.1                                   Conversion and Cancellation of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or any other shareholders of VanceInfo:

(a)                                  Securities of Merger Sub. The ordinary share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into a fully paid and nonassessable ordinary share, par value US$0.001 per share, of the Surviving Corporation. Such ordinary share shall be the only issued and outstanding share capital of the Surviving Corporation.

(b)                                 Merger Consideration.

(i)                                     Other than as provided in Section 2.1(b)(ii), subject to the consummation of the Share Consolidation, each ordinary share, par value US$0.001 per share, of VanceInfo issued and outstanding immediately prior to the Effective Time (individually, a “VanceInfo Share” and collectively, the “VanceInfo Shares”) (other than the Excluded Shares), shall be cancelled in exchange for the right to receive one (the “Share Exchange Ratio”) validly issued, fully paid, non-assessable common share of HiSoft (“HiSoft Share”) which as of the date of this Agreement, has a, par value of US$0.0001 per share and, immediately prior to the Effective Time will have a par value of US$0.00139482 per share (the “Per Share Merger Consideration”).

(ii)                                  Subject to the consummation of the Share Consolidation and the ADS Adjustment, each American depositary share of VanceInfo, each of which represents one VanceInfo Share (the “VanceInfo ADSs”), shall be cancelled in exchange for the right of the holder of the relevant VanceInfo ADS at the direction of the VanceInfo Depositary to receive one (the “ADS Exchange Ratio”) American depositary share of HiSoft (the “HiSoft ADS”) which, as of the date of this Agreement represents 19 HiSoft Shares and immediately prior to the Effective Time, will represent one HiSoft Share (the “Per ADS Merger Consideration” and together with the Per Share Merger Consideration, the “Merger Consideration”).

As of the Effective Time, all VanceInfo Shares, including VanceInfo Shares represented by VanceInfo ADSs, shall, by virtue of the Merger and without any action on the part of its holder, automatically be cancelled, shall no longer be issued or outstanding and shall cease to exist and the register of members of

VanceInfo will be amended accordingly. Each VanceInfo Share (other than the Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration and each VanceInfo Share represented by a VanceInfo ADS, together with such VanceInfo ADS, shall thereafter represent only the right to receive the Per ADS Merger Consideration, as the case may be, in each case without interest.

(c)                                  Cancellation of VanceInfo Shares. Notwithstanding Section 2.1(b), each VanceInfo Share and each VanceInfo ADS issued and outstanding immediately prior to the Effective Time that is (i) issued to the VanceInfo Depositary and reserved for future grants under the VanceInfo Share Incentive Plans, (ii) repurchased and held by VanceInfo in treasury or by the VanceInfo Depositary either in the form of VanceInfo Shares or VanceInfo ADSs, or (iii) owned by HiSoft Merger Sub or any direct or indirect subsidiary of HiSoft Merger Sub or VanceInfo (collectively, the “Excluded Shares”) shall, by virtue of the Merger and without any action on the part of its holder, automatically be cancelled, shall no longer be issued or outstanding and shall cease to exist, and the register of members of VanceInfo will be amended accordingly, and no consideration shall be delivered or deliverable in exchange therefor.

(d)                                 Untraceable Shareholders. The Per Share Merger Consideration shall not be issued or delivered to VanceInfo shareholders who are untraceable unless, except as provided below, such VanceInfo shareholders provide written notice of their current contact details to the Exchange Agent prior to the Effective Time. A VanceInfo shareholder will be deemed to be untraceable if (i) such shareholder has no registered address in the register of members maintained by VanceInfo, (ii) on the last two consecutive occasions on which a dividend has been paid by VanceInfo, a check payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or (B) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to VanceInfo or (iii) notice of the VanceInfo Shareholders Meeting has been sent to such shareholder and has been returned undelivered.

(e)                                  Certain Adjustments. Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time the outstanding VanceInfo Shares or HiSoft Shares, as applicable, or securities convertible into or exchangeable or exercisable for VanceInfo Shares or HiSoft Shares, as applicable, shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation, readjustment, exchange of shares or similar transaction, the Per Share Merger Consideration and Per ADS Merger Consideration, respectively, shall be appropriately adjusted to reflect such share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation, readjustment, exchange of shares or similar transaction; provided that no such adjustment shall be made in connection with the Share Consolidation.

Section 2.2                                   Treatment of VanceInfo Equity Awards.

(a)  Each VanceInfo Option that is outstanding immediately prior to the Effective Time, whether or not exercisable or vested, shall, at the Effective Time, be assumed by HiSoft and be replaced by HiSoft with a HiSoft Option. Each such HiSoft Option shall be exercisable for that number of whole HiSoft Shares (rounded down to the nearest whole share) equal to the product of (i) the total number of VanceInfo Shares subject to such VanceInfo Option multiplied by (ii) the Share Exchange Ratio, at an exercise price per HiSoft Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of such VanceInfo Option by (y) the Share Exchange Ratio. Each such HiSoft Option shall otherwise continue to have, and shall be subject to, the same terms and conditions as applied to such VanceInfo Option immediately prior to the Effective Time.

(b)                                 Each VanceInfo RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, at the Effective Time, be assumed by HiSoft and be replaced by HiSoft with a number of HiSoft restricted share units (“HiSoft RSUs”) equal to the product of (i) the total number of VanceInfo Shares subject to such VanceInfo RSU multiplied by (ii) the Share Exchange Ratio, rounded down to the nearest whole HiSoft Shares.  Each such HiSoft RSU shall otherwise continue to have, and shall be subject to, the same terms and conditions as applied to such VanceInfo RSU immediately prior to the Effective Time.

(c)                                  The VanceInfo Share Incentive Plans and all obligations thereunder shall be assumed by HiSoft effective as of the Effective Time.  HiSoft shall take such actions as are necessary for the assumption and conversion of the VanceInfo Options and VanceInfo RSUs pursuant to this Section 2.2.

Section 2.3                                   Exchange Fund.

(a)                                  Subject to the conditions and terms of the depositary agreement dated as of December 11, 2007, entered into among VanceInfo, JPMorgan Chase Bank, N.A., as depositary (the “VanceInfo Depositary”), and all holders from time to time of VanceInfo ADSs (the “VanceInfo Deposit Agreement”), prior to the Effective Time, HiSoft shall, subject to VanceInfo’s prior approval (which approval shall not be unreasonably withheld, conditioned or delayed), appoint a commercial bank or trust to act as exchange agent hereunder for the purpose of cancelling VanceInfo Shares and VanceInfo ADSs in exchange for the Per Share Merger Consideration and the Per ADS Merger Consideration, as applicable (the “Exchange Agent”).

(b)                                 Prior to the Effective Time, HiSoft shall deposit, allot and issue or cause to be deposited, allotted and issued, as the case may be, with the Exchange Agent, a number of HiSoft Shares and HiSoft ADSs sufficient to settle the Merger Consideration in accordance with this Article II. The HiSoft ADSs shall be issued in accordance with the depositary agreement dated as of June 29, 2010 entered into among HiSoft, Deutsche Bank Trust Company Americas, as depositary (the “HiSoft Depositary”), and all holders from time to time of the HiSoft ADSs (the “HiSoft Deposit Agreement”), and HiSoft shall cause the HiSoft Depositary to issue the Per ADS Merger Consideration to the Exchange Agent.

Section 2.4                                   Exchange Procedures.

(a)                                  Holders of VanceInfo Shares. (i) Promptly after the Effective Time (and in any event within five business days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each registered holder of VanceInfo Shares (other than the VanceInfo Depositary and holders of Excluded Shares) (i) a form of letter of transmittal (which shall specify the manner in which delivery of the Per Share Merger Consideration to the registered holders of VanceInfo Shares shall be effected) and (ii) instructions for effecting the surrender of any and all share certificates which have been issued representing VanceInfo Shares (the “Certificates”). Each registered holder of VanceInfo Shares (including VanceInfo Shares not represented by a Certificate (“Uncertificated Shares”)) shall be entitled to receive the applicable Per Share Merger Consideration, without interest, for each VanceInfo Share (including VanceInfo Shares formerly represented by a Certificate and Uncertificated Shares) in exchange for the right to receive the applicable Per Share Merger Consideration at the Effective Time, provided that (A) each holder of a Certificate shall be required to surrender such Certificate (or a declaration of loss or non-receipt and, if applicable, indemnity in the required form and in compliance with Section 2.8) to the Exchange Agent and the Certificate so surrendered shall forthwith be cancelled, and (B) each registered holder of VanceInfo Shares (including Uncertificated Shares) shall be required to submit to the Exchange Agent the letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent. If the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the cancelled VanceInfo Share is registered, it shall be a condition of payment that (A) a share transfer form in respect of VanceInfo Shares represented by the Certificate so surrendered (if any) in a proper form to transfer the relevant VanceInfo Shares is delivered to the Exchange Agent prior to the Effective Time and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such cancelled VanceInfo Shares and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Upon the Effective Time, the registered holder of any VanceInfo Shares shall have no further rights in respect of any VanceInfo Shares, and each Certificate in respect of such VanceInfo Shares shall be deemed at any time after the Effective Time to represent only the right to receive the Per Share Merger Consideration, without interest, as contemplated by this Article II.

(b)                                 Holders of VanceInfo ADSs. Notwithstanding anything to the contrary set forth in Section 2.4(a) above, promptly after the Effective Time (and in any event within five business days thereafter), the Surviving Corporation and the Exchange Agent shall mail to the VanceInfo Depositary (i) a form of letter of transmittal (which shall specify the manner in which delivery of the Per ADS Merger Consideration to the VanceInfo Depositary shall be effected); and (ii) instructions for effecting the surrender of any and all Certificates representing VanceInfo Shares in the form of VanceInfo ADSs. The VanceInfo Depositary shall be entitled to receive the Per ADS Merger Consideration, without interest, for each VanceInfo Share held by the VanceInfo Depositary in respect of which a VanceInfo ADS has been issued (other than those VanceInfo ADSs reserved for future grants under the VanceInfo Share Incentive Plans) (the “Aggregate ADS Payment”), provided that the VanceInfo Depositary shall be required to surrender such Certificates it holds to the Exchange Agent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, and the Certificates so surrendered shall forthwith be cancelled. Promptly after the payment of the Aggregate ADS Payment (and in any event within five business days thereafter), and subject to the VanceInfo Deposit Agreement, the Surviving Corporation and the Exchange Agent shall direct the VanceInfo Depositary to mail to each registered holder of VanceInfo ADSs (other than holders of Excluded Shares) (A) a form of letter of transmittal (which shall specify the manner in which delivery of the Per ADS Merger Consideration to the registered holders of VanceInfo ADSs shall be effected); and (B) instructions for effecting the surrender of any and all ADRs (as such term is defined in the VanceInfo Deposit Agreement) evidencing VanceInfo ADSs. Each holder registered on the register of ADRs of VanceInfo of VanceInfo ADSs the Effective Time shall be entitled to receive the Per ADS Merger Consideration, without interest, for each such VanceInfo ADS converted into the right to receive the Per ADS Merger Consideration, provided that each holder of a ADR shall be required to surrender such ADR to the VanceInfo Depositary together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the VanceInfo Depositary, and the ADRs so surrendered shall forthwith be cancelled pursuant to the VanceInfo Deposit Agreement. Each ADR in respect of such cancelled VanceInfo ADS shall be deemed at any time after the Effective Time to represent only the right to receive the Per ADS Merger Consideration, without interest, as contemplated by this Article II. Notwithstanding anything to the contrary set forth in this

Section 2.4(b), each registered holder of VanceInfo ADSs shall pay any applicable fees, charges and expenses provided under the VanceInfo Deposit Agreement and any and all Taxes under applicable Law in connection with distribution of the Per ADS Merger Consideration to VanceInfo ADS holders.

(c)                                  Arrangements with Depositaries. Each of HiSoft and VanceInfo will use reasonable efforts to enter into appropriate arrangements with the HiSoft Depositary and the VanceInfo Depositary to give effect to this Article II.

Section 2.5                                   Transfer Books; No Further Ownership Rights. Subject to Section 2.6, the Merger Consideration paid in respect of the cancellation of VanceInfo Shares and VanceInfo ADSs, respectively, in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to VanceInfo Shares (including VanceInfo Shares previously represented by Certificates and Uncertificated Shares) or ADRs. At the Effective Time, the register of members of VanceInfo and the register of ADRs of VanceInfo shall be closed, and thereafter there shall be no further registration of transfers on such register of members or on such register of ADRs of any VanceInfo Shares or VanceInfo ADSs, respectively, that were issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, (i) the holders of VanceInfo Shares issued and outstanding immediately prior to the Effective Time and (ii) subject to the VanceInfo Deposit Agreement, the holders of ADRs that evidenced ownership of VanceInfo ADSs outstanding immediately prior to the Effective Time, shall cease to have any rights with respect to such VanceInfo Shares or VanceInfo ADSs, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.6, if, at any time after the Effective Time, Certificates or ADRs are presented to the Surviving Corporation, or the VanceInfo Depositary, where applicable, for any reason, they shall be cancelled as provided in this Article II.

Section 2.6                                   Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed at the date six months after the Effective Time shall be delivered to HiSoft and any holder of VanceInfo Share or ADRs that evidenced ownership of VanceInfo ADSs that were in each case issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) who has not theretofore complied with this Article II shall thereafter look only to HiSoft for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, exchangeable for such VanceInfo Shares or such ADRs, as applicable, to which such holder is entitled, without any interest on any portion thereof. Any such portion of the Exchange Fund remaining unclaimed by such holders of VanceInfo Shares at such time at which amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of HiSoft or its designee, free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.7                                   No Liability. None of HiSoft, Merger Sub, VanceInfo, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.8                                   Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit or declaration of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or by the Exchange Agent, an indemnity or the posting by such Person of a bond in such reasonable amount as the Surviving Corporation or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such lost, stolen or destroyed Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Per Share Merger Consideration with respect to VanceInfo Shares formerly represented thereby pursuant to this Agreement.

Section 2.9                                   Withholding Rights. Each of the Surviving Corporation, HiSoft, VanceInfo and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it reasonably determines it is required to deduct and withhold with respect to the making of such payment under any provisions of Tax Law of the United States, the PRC, or other applicable jurisdictions. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by the Surviving Corporation, HiSoft, VanceInfo or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to (a) the holder of VanceInfo Shares or VanceInfo ADSs in respect of which such deduction and withholding was made by the Surviving Corporation, HiSoft or the Exchange Agent, as the case may be, (b) HiSoft in respect of which such deduction and withholding was made by VanceInfo with respect any Termination Fee paid by VanceInfo, and (c) VanceInfo in respect of which such deduction and withholding was made by HiSoft with respect to any Termination Fee paid by HiSoft.

Section 2.10                            Agreement of Fair Value. HiSoft, Merger Sub and VanceInfo respectively agree that the Per Share Merger Consideration represents the fair value of VanceInfo Shares for the purposes of Section 238(8) of the Cayman Companies Law.

Section 2.11                            Second Step Merger. The Parties hereto agree that, if the Parties mutually agree, the Parties will use their reasonable best efforts to amend this Agreement to provide that the Surviving Corporation will merge with and into a direct, wholly-owned subsidiary of HiSoft immediately following the Effective Time (the “Second Step Merger”), and the Parties further agree that in such event, each Party will waive any breach of the representations and warranties in this Agreement to the extent resulting from such Second Step Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF VANCEINFO

Except as (A) disclosed in the VanceInfo SEC Reports filed with, or furnished to, the SEC prior to the date hereof (other than disclosures in such VanceInfo SEC Reports contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof or any other disclosures of risks or uncertainties in the VanceInfo SEC Reports which are nonspecific, cautionary, predictive or forward-looking in nature) or (B) set forth in the section of the disclosure schedule delivered to HiSoft by VanceInfo on the date hereof (the “VanceInfo Disclosure Schedule”) that specifically relates to a particular section or subsection of this Article III, or any other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of the disclosure that such information is relevant to such other section or subsection, VanceInfo hereby represents and warrants to HiSoft and Merger Sub that:

Section 3.1                                   Organization and Qualification; Subsidiaries.

(a)                                  VanceInfo and each of its material Subsidiaries listed on Schedule 3.1 hereto (each, a “VanceInfo Material Subsidiary”) is a corporation or legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation and has all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and to carry on its businesses as now conducted. VanceInfo and each VanceInfo Material Subsidiary is duly qualified or licensed to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a VanceInfo Material Adverse Effect. Accurate and complete copies of the memorandum and articles of association of VanceInfo, as in effect as of the date of this Agreement, have been publicly filed or furnished by VanceInfo as part of the VanceInfo SEC Reports.

(b)                                 Section 3.1(b) of the VanceInfo Disclosure Schedule sets forth a list of all Subsidiaries of VanceInfo. VanceInfo does not own, directly or indirectly, beneficially or of record, any shares of capital stock or other security of any other entity or any other investment in any other entity.

Section 3.2                                   Capitalization of VanceInfo and Its Subsidiaries.

(a)                                  The authorized share capital of VanceInfo is US$1,000,000, divided into 1,000,000,000 ordinary shares of par value US$0.001 each. As of August 8, 2012, 44,714,963 VanceInfo Shares were issued and outstanding (including 40,382,223 VanceInfo Shares represented by VanceInfo ADSs), and no preferred shares or other classes of shares were issued and outstanding. Section 3.2 of the VanceInfo Disclosure Schedule sets forth the total number of vested and unvested VanceInfo Options and VanceInfo RSUs outstanding as of the date of this Agreement and the weighted average exercise price of the VanceInfo Options.  As of the date of this Agreement, 11,531,893 VanceInfo Shares were reserved for issuance under the VanceInfo Share Incentive Plans (including upon exercise of VanceInfo Options and vesting of VanceInfo RSUs) and no VanceInfo Shares were held by VanceInfo in its treasury. Each VanceInfo RSU does not require the payment of a purchase price therefor or the applicable purchase price for such VanceInfo RSU has been paid prior to the date hereof. From August 8, 2012 through the date of this Agreement, no options, warrants, equity equivalents (including, without limitation, any performance units, stock appreciation rights or phantom stock), restricted share units, restricted shares, stock purchase rights or other rights to purchase VanceInfo Shares and have been issued or granted and no VanceInfo Shares and preferred shares or shares of any other class have been issued (except for VanceInfo Shares issued pursuant to the exercise of outstanding VanceInfo Options in accordance with their terms).

(b)                                 All of the outstanding VanceInfo Shares are, and all of the VanceInfo Shares issuable upon the exercise of outstanding VanceInfo Options or in settlement of VanceInfo RSUs will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable, and free of preemptive or similar rights under the memorandum and articles of association of VanceInfo or any agreement to which VanceInfo is party or by which VanceInfo is otherwise bound.

(c)                                  VanceInfo has made available to HiSoft accurate and complete copies of the VanceInfo Share Incentive Plans and the form of award agreements in respect of VanceInfo Options and VanceInfo RSUs granted as of the date of this Agreement.

(d)                                 Except as set forth in Section 3.2(d) of the VanceInfo Disclosure Schedule, or in the VanceInfo Deposit Agreement and except for the transactions contemplated by this Agreement, (i) there is no share capital of VanceInfo authorized, issued or outstanding, (ii) there are no authorized or outstanding options, warrants, restricted share units, restricted shares, stock purchase rights, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character (whether or not conditional), obligating VanceInfo or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any share capital or other equity interest in VanceInfo or any of its Subsidiaries, securities convertible into or exchangeable or exercisable for such share capital or equity interests, or obligating VanceInfo or any of its Subsidiaries to grant, extend or enter into any such option, warrant, restricted share unit, restricted share, stock purchase right, call, preemptive right, subscription or other right, agreement, arrangement or commitment, and (iii) there are no outstanding obligations of VanceInfo or any of its Subsidiaries to repurchase, redeem or otherwise acquire any VanceInfo Shares or other share capital of VanceInfo or any of its Subsidiaries, or to make any payments based on the market price or value of shares or other share capital of VanceInfo or its Subsidiaries, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other entity other than loans to Subsidiaries in the ordinary course of business.

(e)                                 All of the outstanding share capital of VanceInfo’s wholly-owned Subsidiaries (“Wholly-Owned VanceInfo Subsidiaries”) that are VanceInfo Material Subsidiaries has been duly authorized, and validly issued, and is fully paid and non-assessable and owned by VanceInfo, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be required by applicable Law). The outstanding share capital of the Subsidiaries of VanceInfo (other than Wholly-Owned VanceInfo Subsidiaries) that are VanceInfo Material Subsidiaries owned directly or indirectly by VanceInfo has been duly authorized, and validly issued, and is fully paid and non-assessable, and is owned by VanceInfo, directly or indirectly, free and clear of any Lien (other than Permitted Liens).  Neither VanceInfo nor any of its Subsidiaries is party to any voting agreement or irrevocable proxies with respect to voting of any share capital of VanceInfo or any of its Subsidiaries.

(f)                                    Each VanceInfo Option (i) was granted in compliance with all applicable Law in all material respects and all of the terms and conditions of the applicable VanceInfo Share Incentive Plan, (ii) has an exercise price per VanceInfo Share equal to or greater than the fair market value of a VanceInfo Share on the date of such grant, and (iii) has a grant date no earlier than the date on which the VanceInfo Board actually approved such VanceInfo Option.

(g)           Other than VanceInfo ADSs and the VanceInfo Deposit Agreement, VanceInfo does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exchangeable or exercisable for securities having the right to vote) with the shareholders of VanceInfo on any matter (“VanceInfo Voting Debt”), or any agreements or obligations to issue any VanceInfo Voting Debt. VanceInfo has no secured creditors and has granted no fixed or floating security interests that are outstanding.

Section 3.3                                    Authority.

(a)                                  VanceInfo has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party and, subject to obtaining the Required VanceInfo Vote, to consummate the transactions contemplated hereby and thereby. The VanceInfo Board has duly and validly authorized the execution, delivery and performance of this Agreement and the other Transaction Agreements to which it is a party and approved the consummation of the transactions contemplated hereby and thereby, and has at a meeting duly called and held (i) approved, and declared advisable, the execution, delivery and performance by VanceInfo of this Agreement, the Merger, the Plan of Merger, the other Transaction Agreements to which VanceInfo is a party and the consummation transactions contemplated hereby and thereby; (ii) determined that such transactions are advisable, and in the best interests of, VanceInfo and its shareholders; and (iii) resolved, as of the date hereof, to recommend that the shareholders of VanceInfo authorize and approve by way of special resolution this Agreement, the Merger and the Plan of Merger and the consummation of the transactions contemplated hereby. No other corporate proceedings on the part of VanceInfo are necessary to authorize or approve this Agreement, the Merger, the Plan or Merger or the other

Transaction Agreements to which VanceInfo is a party or to consummate the transactions contemplated hereby and thereby (other than, with respect to this Agreement, the Merger and the Plan of Merger, the Required VanceInfo Vote). This Agreement and the other Transaction Agreements to which it is a party have been duly and validly executed and delivered by VanceInfo and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute valid, legal and binding agreements of VanceInfo, enforceable against VanceInfo in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)                                 The VanceInfo Board has approved this Agreement, the Merger and the Plan of Merger being submitted to the shareholders of VanceInfo for their authorization and approval by way of special resolution at a meeting to be held for that purpose. The only vote of the holders of any class or series of share capital of VanceInfo necessary to authorize and approve this Agreement, the Merger and the Plan of Merger and the transactions contemplated hereby, is a special resolution of VanceInfo, which requires the affirmative vote of shareholders representing not less than two-thirds of the VanceInfo Shares present and voting in person or by proxy at the VanceInfo Shareholders Meeting in accordance with Section 233(6) of the Cayman Companies Law authorizing and approving this Agreement, the Merger and the Plan of Merger (the “Required VanceInfo Vote”). No other vote of the shareholders of VanceInfo is required by Law, the memorandum and articles of association of VanceInfo or otherwise in order for VanceInfo to authorize and approve this Agreement, the Merger or the Plan of Merger or to consummate the transactions contemplated hereby.

Section 3.4                                   Consents and Approvals; No Violations.

(a)                                  Except for (i) compliance with the applicable requirements of the Securities Act, Exchange Act and any other applicable securities Laws, including, without limitation, the filing with the SEC of the Joint Proxy Statement/Prospectus and the filing and declaration of effectiveness of the Form F-4 in which the Joint Proxy Statement/Prospectus will be included), (ii) compliance with the rules and regulations of The New York Stock Exchange, (iii) the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, (iv) filings, notices or approvals required under Applicable Antitrust Laws and (v) such other consents, approvals, orders, authorizations, registrations, declarations, transfers, waivers, disclaimers, and filings the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a VanceInfo Material Adverse Effect, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by VanceInfo of this Agreement and the other Transaction Agreements to which it is a party or the consummation by VanceInfo of the transactions contemplated hereby and thereby.

(b)                                 The execution, delivery and performance by VanceInfo of this Agreement and the other Transaction Agreements to which it is a party do not, and the consummation by VanceInfo of the transactions contemplated hereby and thereby will not constitute or result in, (i) assuming the Required VanceInfo Vote is duly obtained and passed, any breach of any provision of the respective memorandum and articles of association (or equivalent governing documents) of VanceInfo or any of its Subsidiaries, (ii) a violation or breach of, or (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the creation of any Lien) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument (each, a “Contract”) or obligation to which VanceInfo or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound (collectively, the “VanceInfo Agreements”), or (iii) (assuming the Required VanceInfo Vote is duly obtained and passed and compliance with the matters referred to in Section 3.4(a)) violate any Law or Judgment applicable to VanceInfo or any of its Subsidiaries or any of their respective properties or assets, except in the case of clause (ii) and clause (iii), for such violations, conflicts, breaches, defaults, terminations, rights of termination or cancellation, acceleration or Liens that would not, individually or in the aggregate, reasonably to be expected to result in a VanceInfo Material Adverse Effect. Section 3.4 of the VanceInfo Disclosure Schedule sets forth a list of all material third-party consents and approvals required to be obtained under the VanceInfo Agreements in connection with the consummation of the transactions contemplated by this Agreement.

Section 3.5                                   SEC Reports; Financial Statements.

(a)                                  Since, January 1, 2010, VanceInfo has filed with or furnished to the SEC on a timely basis (and, to the extent not available to the public on the SEC’s EDGAR website, made available to HiSoft) all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by VanceInfo with or to the SEC (such documents, together with any exhibits and schedules thereto, other information incorporated therein, and those that VanceInfo may file or furnish after the date of this Agreement, including any amendments thereto, the “VanceInfo SEC Reports”) pursuant to the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each of the VanceInfo SEC Reports, as of the date it was filed or submitted (and as of the date of any amendment or incorporation by reference), has complied or, if filed or furnished after the date hereof and before the Effective Time, will comply, as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act, each as in effect on the dates such forms, reports and documents were filed, furnished or amended, as the case may be. No Subsidiary of VanceInfo is subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act. The VanceInfo SEC Reports did not contain, when filed or furnished (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of VanceInfo has failed in any respect to make the certifications required of him or her under section 302 or section 906 of the U.S. Sarbanes-Oxley Act of 2002, in each case with respect to the VanceInfo SEC Reports. There are no outstanding comments from the Staff of the SEC with respect to any of VanceInfo SEC Reports.

(b)                                 Each of the audited consolidated financial statements (including all related notes and schedules) of VanceInfo, and the unaudited financial data including in the earnings release for the quarter ended March 31, 2012, included (or incorporated by reference) in the VanceInfo SEC Reports (collectively, the “VanceInfo Financial Information”) fairly presents, or in the case of VanceInfo SEC Reports filed or furnished after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position of VanceInfo and its Subsidiaries, in each case, as of the dates thereof, and the results of its operations and cash flows of VanceInfo and its Subsidiaries, in each case for the periods set forth therein (subject, in the case of unaudited financial data, to normal year end adjustments that are not material in the aggregate). Such VanceInfo Financial Information has been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) consistently applied during the periods involved, except as specifically indicated in the notes thereto (subject, in the case of unaudited financial data to normal recurring year-end adjustments that are not material in the aggregate).

(c)                                  VanceInfo is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of The New York Stock Exchange.

(d)                                 VanceInfo has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as required under Rule 13a-15 or 15d-15 of the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information relating to VanceInfo, including its consolidated Subsidiaries, made known to the chief executive officer and chief financial officer of VanceInfo by others within those entities. Neither VanceInfo nor, to VanceInfo’s knowledge, VanceInfo’s independent registered public accounting firm, has identified or been made aware of (i) “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of VanceInfo’s internal controls and procedures which are reasonably likely to adversely affect VanceInfo’s ability to record, process, summarize or report financial data, or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in VanceInfo’s internal controls over financial reporting.

Section 3.6                                   Information Supplied. None of the information furnished by VanceInfo and its Subsidiaries for the filing of the registration statement on Form F-4 by HiSoft (as amended or supplemented from time to time and including any document incorporated by reference therein, the “Form F-4”) and the Joint Proxy Statement/Prospectus to be included therein, at the date it (and any amendment or supplement to it) is filed with the SEC by HiSoft, at the date it is first mailed to each of VanceInfo’s shareholders and HiSoft’s shareholders or at the time of each of the VanceInfo Shareholders Meeting and HiSoft Shareholders Meeting, shall contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, VanceInfo makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of HiSoft or Merger Sub for inclusion or incorporation by reference in the Form F-4 and the Joint Proxy Statement/Prospectus.

Section 3.7                                   No Undisclosed Liabilities. Neither VanceInfo nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, whether or not required to be recorded or reflected on a balance sheet under GAAP, and there is no existing condition, situation or set of circumstances which could be expected to result in such a liability or obligation, except for (a) liabilities or obligations reflected, accrued or reserved against in VanceInfo’s consolidated balance sheets or in the notes thereto included in the VanceInfo SEC Reports filed or furnished after January 1, 2012 and prior to the date hereof, (b) liabilities or obligations incurred since March 31, 2012 in the ordinary course of business consistent with past practices that have not had, and would not reasonably be expected to have, individually or in the aggregate, a VanceInfo Material Adverse Effect and (c) any other liabilities or obligations that have not had or would not reasonably be expected to have, individually or in the aggregate, a VanceInfo Material Adverse Effect.

Section 3.8                                   Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto (i) from March 31, 2012 (the “Review Date”) through the date of this Agreement, there has not been any circumstance, event, occurrence or development which has had, or would reasonably be expected to have, individually or in the aggregate, a VanceInfo Material Adverse Effect, (ii) since the date of this Agreement, there has not been any circumstance, event, occurrence or development which has had, or would reasonably be expected to have, individually or in the aggregate, a VanceInfo Material Adverse Effect, and (iii) from the

Review Date through the date of this Agreement (and with respect to periods after the date of this Agreement, except as expressly contemplated by this Agreement), VanceInfo and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and there has not been:

(a)                                  any redemption, repurchase (other than in connection with equity award grants under and in accordance with the VanceInfo Incentive Plans) or other acquisition of any share capital of VanceInfo or any of its Subsidiaries or any securities convertible into or exercisable or exchangeable for any such share capital by VanceInfo or any of its Subsidiaries;

(b)                                 any declaration, setting aside or payment of any dividend or other distribution with respect to any share capital of VanceInfo or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to VanceInfo or to any Wholly-Owned VanceInfo Subsidiary);

(c)                                  any material change in any method of accounting or accounting practice by VanceInfo or any of its Subsidiaries;

(d)                                 any making or revocation of any material Tax election, any settlement or compromise of any material Tax liability, or any change (or request to any taxing authority to change) in any material aspect of the method of accounting of VanceInfo or any of its Subsidiaries for Tax purposes;

(e)                                  any material increase in the compensation or benefits payable or to become payable to any of its directors, officers or employees (except for increases for non-senior management employees in the ordinary course of business and consistent with past practice);

(f)                                    except to the extent required by applicable Law, (i) any establishment, adoption, entry into, termination or amendment of any labor, collective bargaining, bonus, profit sharing, equity, thrift, pension, retirement, deferred compensation, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any director, officer or employee, (ii) any grant or increase in any severance, change in control, termination or similar compensation or benefits payable to any director, officer or employee, or (iii) any acceleration of the time of payment or vesting of, or the lapsing of restrictions with respect to, or any funding or otherwise securing the payment of, any compensation or benefits payable or to become payable to any director, officer or employee under any benefit or compensation plan, agreement or arrangement;

(g)                                 any amendment to the memorandum and articles of association (or other equivalent governing instrument) of VanceInfo or any of its Subsidiaries;

(h)                                 any incurrence of any indebtedness for borrowed money (other than short term debt incurred in the ordinary course of business and consistent with past practice) or any guarantee of such indebtedness for another Person (other than any Wholly-Owned VanceInfo Subsidiary) or any issue or sale of debt securities, warrants or other rights to acquire any debt security of VanceInfo or any Subsidiary of VanceInfo;

(i)                                     any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of VanceInfo or any of its Subsidiaries;

(j)                                     any receiver, trustee, administrator or other similar Person appointed in relation to the affairs of VanceInfo or its property or any part thereof; or

(k)                                  any agreement or commitment to do any of the foregoing.

Section 3.9                                   Property. None of VanceInfo or its Subsidiaries owns any real property. VanceInfo or one of its Subsidiaries is the lessee of all leases reflected in the most recent consolidated balance sheet included in the VanceInfo SEC Reports filed or furnished prior to the date of this Agreement or acquired after the date of this Agreement (except for leases that have expired by their terms since the date of this Agreement) (the “VanceInfo Leased Properties”), free and clear of all Liens (other than Permitted Liens), and is in occupancy of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of VanceInfo, the lessor, except as would not reasonably be expected to have, individually or in the aggregate, a VanceInfo Material Adverse Effect .

Section 3.10                            Legal Proceedings. Except as would not reasonably be expected to have, individually or in the aggregate, a VanceInfo Material Adverse Effect, none of VanceInfo, any of its Subsidiaries, or any of their directors or officers is a party to any, and there are no pending or, to the knowledge of VanceInfo, threatened, legal, administrative, arbitral or other proceedings, claims, actions, suits or governmental or regulatory investigations (“Proceedings”) of any nature against VanceInfo or any of its Subsidiaries or to which any of their equity interests or properties or assets is subject. There is no judgment, order, injunction or decree (“Judgment”) outstanding against VanceInfo, any of its Subsidiaries or any of their directors and officers (in their capacity as directors and officers), or to which any of their equity interests, material properties or material assets are subject. There are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations or material whistle-blower complaints pending or, to the knowledge of VanceInfo with respect to SEC or other governmental inquiries or investigations, threatened, in each case regarding any accounting or disclosure practices of VanceInfo or any of its Subsidiaries or any malfeasance by any executive officer of VanceInfo.

Section 3.11                            Permits; Compliance with Applicable Laws.

(a)                                  VanceInfo and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “VanceInfo Permits”), and are in compliance with the terms of VanceInfo Permits, except where the failure to so hold or comply would not reasonably be expected to have, individually or in the aggregate, a VanceInfo Material Adverse Effect. Neither VanceInfo nor any of its Subsidiaries is or has been in material violation of any Law applicable to VanceInfo or its Subsidiaries (including, without limitation, the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, if applicable, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, if applicable (collectively, the “PRC Anti-Bribery Laws”)). No investigation or review by any Governmental Entity with respect to VanceInfo or its Subsidiaries is pending or, to VanceInfo’s knowledge, threatened, nor to VanceInfo’s knowledge has any Governmental Entity indicated an intention to conduct the same, in each case with respect to a violation of applicable Law, except for any violations as would not reasonably be expected to have, individually or in the aggregate, a VanceInfo Material Adverse Effect.

(b)                                 None of VanceInfo, any of its Subsidiaries or any of their respective directors, officers or employees or, to VanceInfo’s knowledge, any agent, or any other person acting for or on behalf of VanceInfo or any Subsidiary has (individually and collectively, a “VanceInfo Affiliate”), (i) made any bribe, influence payment, kickback, payoff, or any other type of payment that would be unlawful under any applicable Law; (ii) offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any officer, employee or any other person acting in an official capacity for any Governmental Entity (including any political party or official thereof), or to any candidate for political office (individually and collectively, a “Government Official”) for the purpose of (A) improperly influencing any act or decision of such Government Official in his official capacity, (B) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, or (D) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Entity, in each case, in order to assist VanceInfo, any Subsidiary, or any VanceInfo Affiliate in obtaining or retaining business for or with, or in directing business to, any Person; or (iii) accepted or received any unlawful contributions, payments, gifts, or expenditures. VanceInfo and its Subsidiaries have effective disclosure controls and procedures and an internal accounting controls system applicable to it and its Subsidiaries which are designed to provide reasonable assurances that violations of the FCPA, the PRC Anti-Bribery Laws or any similar law will be prevented, detected and deterred.

(c)                                  VanceInfo is aware of, and has been advised as to, the content of the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors jointly promulgated by the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Tax Administration, the State Administration or Industry and Commerce, the China Securities Regulatory Commission (“CSRC”) and the State Administration of Foreign Exchange (“SAFE”) on August 8, 2006 and amended on June 22, 2009.

(d)                                 VanceInfo and its Subsidiaries have taken all reasonable steps to comply with, and to cause their respective employee shareholders to comply with, applicable rules and regulations of the PRC Tax authority to the extent such rules and regulations are material, including taking reasonable steps to request their employee shareholders to complete registration and other procedures required under applicable rules and regulations of the PRC Tax authority to the extent such rules and regulations are material.

(e)                                  VanceInfo is aware of and has been advised as to the content of the PRC Anti-Monopoly Law, which became effective on August 1, 2008, and the related publicly available rules, regulations and guidelines issued by various Governmental Entities in the PRC (the “PRC Anti-Monopoly Law and Regulations”). All acquisitions and other similar transactions conducted by VanceInfo or any of its Subsidiaries have complied with the PRC Anti-Monopoly Law and Regulations.

(f)                                    VanceInfo has taken reasonable steps to comply with the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies and related rules issued by SAFE, and has taken reasonable steps to cause its beneficiary shareholders who are PRC residents to comply with SAFE’s Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and Round-trip Investments via Overseas Special Purpose Companies (“SAFE Circular No. 75” ) and related rules issued by SAFE with respect to their interest in VanceInfo.

Section 3.12                             Employee Benefit Plans.

(a)                                  Each “employee benefit plan” within the meaning of Section 3(3) of ERISA, and each other employee benefit plan, program, agreement, policy or arrangement, including, but not limited to, stock purchase, stock option or stock-based compensation, severance, employment, consulting, change-in-control, fringe benefit, bonus, incentive compensation, deferred compensation (including nonqualified deferred compensation), employee loan, sick leave, vacation pay, salary continuation, welfare benefit and pension benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated hereby or otherwise), whether written or oral, that VanceInfo or any of its Subsidiaries maintains, sponsors, participates in or, is a party to or contributes to, in each case with respect to which VanceInfo or any of its Subsidiaries could reasonably be expected to have any material current or reasonably anticipated future liability (each, a “VanceInfo Benefit Plan”) is disclosed in the VanceInfo SEC Reports or listed in Section 3.12(a) of the VanceInfo Disclosure Schedule.

(b)                                 With respect to the VanceInfo Benefit Plans, VanceInfo has provided or made available to HiSoft and Merger Sub true and complete copies of (i) each VanceInfo Benefit Plan (or, in each case, descriptions thereof for any unwritten VanceInfo Benefit Plans) and any amendments thereto, (ii) each actuarial report, and (iii) all documents filed with and/or received from any Governmental Entity, in each case, as applicable.

(c)                                  Except as set forth in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any VanceInfo Employee under any of the VanceInfo Benefit Plans or otherwise; (ii) increase any compensation or benefits due to any VanceInfo Employee under any of the VanceInfo Benefit Plans or otherwise; or (iii) result in any acceleration of the time of payment, funding or vesting of any compensation or benefits due to any VanceInfo Employee under any VanceInfo Benefit Plan or otherwise.

(d)                                 Except as disclosed in the VanceInfo SEC Reports and severance benefits provided for under applicable Law, neither VanceInfo nor any of its Subsidiaries maintain any VanceInfo Benefit Plans providing for benefits in the nature of severance to any VanceInfo Employees.  Except as would not, individually or in the aggregate, reasonably be expected to have a VanceInfo Material Adverse Effect, no VanceInfo Benefit Plan provides welfare benefits, including, death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated solely by applicable Law.

(e)                                  With respect to each VanceInfo Share Incentive Plans, neither VanceInfo nor any of its Subsidiaries has received any notice, letter or other written or oral communications from any Governmental Entity regarding any material non-compliance of employee social benefits requirements.

(f)                                    Except as would not, individually or in the aggregate, reasonably be expected to have a VanceInfo Material Adverse Effect, there are no pending or, to the knowledge of VanceInfo, threatened Proceedings by or on behalf of any VanceInfo Benefit Plan, by any current or former employee or beneficiary covered under any such VanceInfo Benefit Plan, as applicable, or otherwise involving any such VanceInfo Benefit Plan (other than routine claims for benefits).  Except as would not, individually or in the aggregate, reasonably be expected to have a VanceInfo Material Adverse Effect, each VanceInfo Benefit Plan has been operated and administered in accordance with its terms and applicable Law.

(g)                                 Except as would not, individually or in the aggregate, reasonably be expected to have a VanceInfo Material Adverse Effect: (i) each VanceInfo Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Entities; (ii) all contributions to, and payments from (other than payments to be made from a trust, insurance contract or other funding medium) which may have been required to be made in accordance with the terms of any such VanceInfo Benefit Plan, and, when applicable, the Law of the jurisdiction in which such plan is maintained, have been timely made; (iii) all such contributions to the VanceInfo Benefit Plans, and all payments under such plans, for any period ending before the Closing Date that are not yet, but will be, required to be made are properly accrued and reflected on the financial statements of the employer maintaining such plan; (iv) all reports, returns and similar documents with respect to any VanceInfo Benefit Plan required to be filed with any government agency or distributed to any VanceInfo Benefit Plan participant have been duly and timely filed or distributed; and (v) each of VanceInfo Benefit Plans has obtained from the Governmental Entity having jurisdiction with respect to such plan any required determinations that such plan is in compliance with the Laws and regulations of any such jurisdiction.

(h)                                 None of the VanceInfo Benefit Plans is subject to the U.S. Employee Retirement Income Security Act of 1974, as amended.

(i)                                     No VanceInfo Benefit Plan is a defined benefit pension plan or a multiemployer plan and no VanceInfo Employee participates in any defined benefit pension plans or multiemployer plans sponsored, or contributed to, by VanceInfo or any of its Affiliates.

(j)                                     No amounts payable under the VanceInfo Benefit Plans will fail to be deductible for U.S. federal income tax purposes by virtue of Section 280G of the Code.

(k)                                  Other than pursuant to the VanceInfo Share Incentive Plans, VanceInfo is not obligated, pursuant to any of the VanceInfo Benefit Plans or otherwise, to grant any options or other rights to purchase or acquire VanceInfo Shares to any VanceInfo Employees after the date hereof.

Section 3.13                             Labor Matters.

(b)                                 As of the date of this Agreement, there is no work slowdown, strike, picket, or lockout, or, to the knowledge of VanceInfo, threat thereof, by or with respect to any employees of VanceInfo or any of its Subsidiaries. VanceInfo and its Subsidiaries are neither party to, nor bound by, any collective bargaining agreement or work rules or practices with any labor union, labor organization or works council, and there are no collective bargaining agreements or work rules or practices that pertain to any of the employees of VanceInfo or any of its Subsidiaries. No employees of VanceInfo or its Subsidiaries are represented by any labor union, labor organization or works council with respect to their employment with VanceInfo or any of its Subsidiaries.  No labor union, labor organization, works council, or group of employees of VanceInfo or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of VanceInfo, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

(c)                                  Except as would not, individually or in the aggregate, reasonably be expected to have a VanceInfo Material Adverse Effect, each of VanceInfo and its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, including, without limitation, any Laws relating to discrimination and other equal employment opportunities, termination, wages and hours and social security, the classification of employees as exempt or non-exempt for overtime purposes, or the classification of individuals as independent contractors or consultants, in each case, with respect to each of the VanceInfo Employees (including those on layoff, disability or leave of absence, whether paid or unpaid).  Except as would not, individually or in the aggregate, reasonably be expected to have a VanceInfo Material Adverse Effect, neither VanceInfo nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits for VanceInfo Employees other than coverage mandated by applicable Law.

Section 3.14                             Taxes.

(a)                                  Each of VanceInfo and its Subsidiaries has duly and timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material Tax Returns required to be filed by it, and all such filed Tax Returns are true, complete and accurate in all material respects. All material Taxes have been timely paid whether or not shown to be due and payable on such Tax Returns.

(b)                                 The most recent VanceInfo Financial Information reflects an adequate reserve for all Taxes payable by VanceInfo and its Subsidiaries for all Taxable periods and portions thereof through the date of such VanceInfo Financial Information. No deficiency with respect to Taxes has been proposed, asserted or assessed against VanceInfo or any of its Subsidiaries, other than any deficiency which has been paid in full. No material Liens for Taxes exist with respect to any asset of VanceInfo or any of its Subsidiaries, except for Permitted Liens.

(c)                                  All material amounts of Taxes required to be withheld by VanceInfo and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Entity.

(d)                                 No material audit or other administrative or court proceedings are pending with respect to any Taxes of VanceInfo or any of its Subsidiaries, and no written notice thereof has been received. No material issue has been raised by any taxing authority in any presently pending Tax audit that could reasonably be expected to be material and adverse to VanceInfo and its Subsidiaries, taken as a whole.

(e)                                  Within the last five (5) years, no written claim has been made by a taxing authority in a jurisdiction where neither VanceInfo nor any of its Subsidiaries file income Tax Returns that VanceInfo or any Subsidiary is or may be subject to income taxation in that jurisdiction.

Section 3.15                             Material Contracts.

(a)                                  Except for this Agreement and the other Transaction Agreements or as disclosed in or filed as exhibits to the VanceInfo SEC Reports filed prior to the date of this Agreement or as disclosed in Schedule 3.15 of the VanceInfo Disclosure Schedule, as of the date hereof, neither VanceInfo nor its Subsidiaries is a party to nor are any of VanceInfo’s or its Subsidiaries’ properties or assets bound by a VanceInfo Material Contract.

(b)                                 Each of the VanceInfo Material Contracts constitutes the valid and legally binding obligation of VanceInfo or its applicable Subsidiary, enforceable in accordance with its terms, and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a VanceInfo Material Adverse Effect. There is no material breach or default under any VanceInfo Material Contract so listed either by VanceInfo or, to VanceInfo’s knowledge, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by VanceInfo or, to VanceInfo’s knowledge, any other party, except in each case for those violations and defaults which would not reasonably be expected to have, individually or in the aggregate, a VanceInfo Material Adverse Effect. As of the date of this Agreement, no party to any such VanceInfo Material Contract has given notice to VanceInfo of or made a claim against VanceInfo with respect to any material breach or default thereunder.

Section 3.16                            Insurance Matters. Section 3.16 of the VanceInfo Disclosure Schedule sets forth a list of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities, operations and directors and officers of VanceInfo and its Subsidiaries. All such policies, programs and arrangements are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except as would not reasonably be expected to have, individually or in the aggregate, a VanceInfo Material Adverse Effect. As of the date of this Agreement, neither VanceInfo nor any of its Subsidiaries knows of any threatened termination of, or material alteration of coverage under, any of its respective insurance policies.

Section 3.17                             Intellectual Property.

(a)                                  Section 3.17(a) of the VanceInfo Disclosure Schedule sets forth a true and complete list of all VanceInfo Owned Intellectual Property that is Registered, indicating for each such item, as applicable, the application or registration number and the identity of the current applicant or registered owner.

(b)                                 Except as would not, individually or in the aggregate, reasonably be expected to result in a VanceInfo Material Adverse Effect:

(i)                                     VanceInfo and its Subsidiaries own or have sufficient rights to use all Intellectual Property that is material to or necessary for the operation of their business. Except for VanceInfo Intellectual Property, there are no other items of Intellectual Property that are material to or necessary for the operation of the business of VanceInfo and its Subsidiaries. VanceInfo or one of its Subsidiaries is the exclusive owner of all right, title and interest in and to each item of VanceInfo Owned Intellectual Property, free and clear of all Liens (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice), or any obligation to grant any Lien.

(ii)                                  The VanceInfo Owned Intellectual Property that is Registered is (A) valid, subsisting and enforceable, (B) currently in compliance with any and all legal requirements necessary to maintain the validity and enforceability thereof, and (C) not subject to any outstanding Judgment adversely affecting VanceInfo’s use thereof or rights thereto, or that would impair the validity or enforceability thereof. The Intellectual Property owned by VanceInfo or any of its Subsidiaries that is Registered is currently in compliance with any and all legal requirements necessary to record and perfect the interest of VanceInfo and its applicable Subsidiaries therein and the chain of title thereof, and VanceInfo or its applicable Subsidiary is the sole and exclusive beneficial and record owner thereof.

(iii)                               The operation of the business of VanceInfo and its Subsidiaries and their use of Intellectual Property does not infringe, misappropriate or violate the Intellectual Property rights of any other Person, and VanceInfo and its Subsidiaries have not received any written notice that the operation of the business of VanceInfo and its Subsidiaries and the use of VanceInfo Intellectual Property in connection therewith have, in the last three years, infringed, misappropriated or otherwise violated the Intellectual Property rights of any other Person that has not been resolved in a satisfactory manner. There is no written action or claim pending or to which VanceInfo has been a party in the last three years, alleging that the operation of the business of VanceInfo and its Subsidiaries and the use of VanceInfo Intellectual Property in connection therewith have infringed, misappropriated or otherwise violated the Intellectual Property rights of any other Person. VanceInfo or any of its Subsidiaries have not received any notification in writing in the last three years that a license under any other Person’s Intellectual Property (other than licenses included in the VanceInfo IP Agreements) is or may be required to operate the business of VanceInfo and its Subsidiaries that has not been resolved in a satisfactory manner. To the knowledge of VanceInfo, no Person is engaging, or has engaged in the last three years, in any activity that infringes, misappropriates or otherwise violates any VanceInfo Intellectual Property, and there is no action or claim pending, asserted or threatened by VanceInfo against any other Person concerning any of the foregoing.

(iv)                              VanceInfo has taken reasonable measures at a level that is not below reputable industry standards to protect and maintain (A) the confidentiality of all trade secrets and confidential information used or held for use in the operation of the business of VanceInfo and its Subsidiaries, including the source code for any VanceInfo Software and all other confidential VanceInfo Intellectual Property and (B) the integrity, security and operation of their IT Assets, and there have been no security breaches, outages or interruptions of same. No confidential information, trade secrets or other confidential VanceInfo Intellectual Property have been disclosed by VanceInfo to any Person, except pursuant to written non-disclosure and/or license agreements that obligate such Person to keep such confidential information, trade secrets or other confidential VanceInfo Intellectual Property confidential and to the knowledge of VanceInfo, no party thereto is in default of any such agreement.

(v)                                 The IT Assets owned by or licensed to VanceInfo and its Subsidiaries (including VanceInfo Software) are sufficient for the present operation of the business of VanceInfo and its Subsidiaries. The IT Assets owned by or licensed to VanceInfo or its Subsidiaries are free from bugs or other defects and, to the knowledge of VanceInfo, do not contain any viruses. VanceInfo and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology at a level that is not below reputable industry practices.

Section 3.18                             PRC Subsidiaries.

(a)                                  True and complete copies of each of the constitutional documents and certificates and related contracts and agreements of VanceInfo’s Subsidiaries formed in the PRC (“VanceInfo PRC Subsidiaries”) have been provided or made available to HiSoft and Merger Sub and have been duly approved or issued (as applicable) by competent PRC Governmental Entities.

(b)                                 All material approvals, permits, filings and registrations from or with the PRC Governmental Entities required to be obtained or made in respect of the VanceInfo PRC

Subsidiaries and their operations, including, but not limited to, the registrations with the Ministry of Commerce (or its local counterparts), the State Administration of Industry and Commerce (or its local counterparts), SAFE (or its local counterparts), tax bureau and customs authorities have been duly obtained or completed in accordance with the relevant rules and regulations.

Section 3.19                            Takeover Statutes. VanceInfo is not a party to a shareholder rights agreement, “poison pill” or similar agreement or plan. To VanceInfo’s knowledge, no “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) is applicable to VanceInfo, VanceInfo Shares, the Merger or the other transactions contemplated by this Agreement, except for the Cayman Companies Law.

Section 3.20                            Interested Party Transactions. Except for employment agreements and indemnification agreements filed, furnished or incorporated by reference as an exhibit to a VanceInfo SEC Report filed or furnished prior to the date hereof and the VanceInfo Share Incentive Plan, Section 3.20 of the VanceInfo Disclosure Schedule sets forth a correct and complete list of the contracts or agreements under which there are any existing or future liabilities between VanceInfo or any of its Subsidiaries, on the one hand, and any (a) present executive officer or director of VanceInfo as of the date of this Agreement or (b) record or beneficial owner of more than five percent (5%) of the VanceInfo Shares as reflected in filings of Schedules 13G or 13D with the SEC with respect to VanceInfo prior to the date of this Agreement, on the other hand.

Section 3.21                            Opinion of Financial Advisor. Citigroup Global Markets Asia Limited (the “VanceInfo Financial Advisor”) has delivered to the VanceInfo Board its opinion, to the effect that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Share Exchange Ratio and the ADS Exchange Ratio pursuant to this Agreement are fair from a financial point of view to the holders of VanceInfo Shares and VanceInfo ADSs, respectively.

Section 3.22                            Brokers. No broker, finder or investment banker (other than the VanceInfo Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of VanceInfo or any of its Affiliates.

Section 3.23                            No Additional Representations. Except for the representations and warranties made by VanceInfo in this Article III, neither VanceInfo nor any of its Subsidiaries nor any other Person acting on their behalf makes any other express or implied representation or warranty of any kind or nature in connection with the transactions contemplated by this Agreement. Neither VanceInfo nor any of its Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to HiSoft, Merger Sub or their Affiliates or any of their respective advisors or representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of VanceInfo and its subsidiaries or the future business and operations of VanceInfo and its subsidiaries unless any such information is expressly included in a representation or warranty contained in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF HISOFT AND MERGER SUB

Except as (A) disclosed in the HiSoft SEC Reports filed with, or furnished to, the SEC prior to the date hereof (other than disclosures in such HiSoft SEC Reports contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof or any other disclosures of risks or uncertainties in the

HiSoft SEC Reports which are nonspecific, cautionary, predictive or forward-looking in nature) or (B) set forth in the section of the disclosure schedule delivered to VanceInfo by HiSoft on the date hereof (the “HiSoft Disclosure Schedule”) that specifically relates to a particular section or subsection of this Article IV or any other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of the disclosure that such information is relevant to such other section or subsection, HiSoft and Merger Sub hereby jointly and severally represent and warrant to VanceInfo that:

Section 4.1                                   Organization and Qualification.

(a)                                  HiSoft and each of its material Subsidiaries listed on Schedule 4.1(a) hereto (each, a “HiSoft Material Subsidiary”) is a corporation or legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation and has all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and to carry on its businesses as now conducted. HiSoft and each HiSoft Material Subsidiary is duly qualified or licensed to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a HiSoft Material Adverse Effect. Accurate and complete copies of the memorandum of association of HiSoft (the “HiSoft Memorandum”) and the articles of association of HiSoft (the “HiSoft Articles”), as in effect as of the date of this Agreement, have been publicly filed or furnished by HiSoft as part of the HiSoft SEC Reports.

(b)                                 Section 4.1(b) of the HiSoft Disclosure Schedule sets forth a list of all Subsidiaries of HiSoft. HiSoft does not own, directly or indirectly, beneficially or of record, any shares of capital stock or other security of any other entity or any other investment in any other entity.

Section 4.2                                   Capitalization.

(a)                                  Subject to adjustment in connection with the Share Consolidation, the authorized share capital of HiSoft is US$87,200, divided into 872,000,000 common shares of par value US$0.0001 each. As of August 8, 2012, 658,857,745 HiSoft Shares were issued and outstanding (including 510,671,949 HiSoft Shares represented by HiSoft ADSs), and no preferred shares or other classes of shares were issued and outstanding. Section 4.2 of the HiSoft Disclosure Schedule sets forth the total number of vested and unvested HiSoft Options and HiSoft Restricted Stock Awards outstanding as of the date of this Agreement and the weighted average exercise price of the HiSoft Options.  As of the date of this Agreement, 18,110,794 HiSoft Shares were reserved for issuance under the HiSoft Share Incentive Plans (including upon exercise of HiSoft Options and vesting of HiSoft Restricted Stock Awards) and no HiSoft Shares were held by HiSoft in its treasury. From August 8, 2012 through the date of this Agreement, no options, warrants, equity equivalents (including, without limitation, any performance units, stock appreciation rights or phantom stock), restricted share units, restricted shares, stock purchase rights or other rights to purchase HiSoft Shares and have been issued or granted and no HiSoft Shares and preferred shares or shares of any other class have been issued (except for HiSoft Shares issued pursuant to the exercise of outstanding HiSoft Options in accordance with their terms).

(b)                                 All of the outstanding HiSoft Shares are, and all of the HiSoft Shares issuable upon the exercise of outstanding HiSoft Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable, and free of preemptive or similar rights under the HiSoft Memorandum and HiSoft Articles or any agreement to which HiSoft is party or by which HiSoft is otherwise bound.

(c)                                  HiSoft has made available to VanceInfo accurate and complete copies of the HiSoft Share Incentive Plans and the form of award agreements in respect of HiSoft Options and HiSoft Restricted Stock Awards granted as of the date of this Agreement.

(d)                                 Except as set forth in Section 4.2(d) of the HiSoft Disclosure Agreement, or in the HiSoft Deposit Agreement and except for the transactions contemplated by this Agreement, (i) there is no share capital of HiSoft authorized, issued or outstanding, (ii) there are no authorized or outstanding options, warrants, restricted share units, restricted shares, stock purchase rights, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character (whether or not conditional), obligating HiSoft or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any share capital or other equity interest in HiSoft or any of its Subsidiaries, securities convertible into or exchangeable or exercisable for such share capital or equity interests, or obligating HiSoft or any of its Subsidiaries to grant, extend or enter into any such option, warrant, restricted share unit, restricted share, stock purchase right, call, preemptive right, subscription or other right, agreement, arrangement or commitment, and (iii) there are no outstanding obligations of HiSoft or any of its Subsidiaries to repurchase, redeem or otherwise acquire any HiSoft Shares or other share capital of HiSoft or any of its Subsidiaries, or to make any payments based on the market price or value of shares or other share capital of HiSoft or its Subsidiaries, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other entity other than loans to Subsidiaries in the ordinary course of business.

(e)                                  All of the outstanding share capital of HiSoft’s wholly-owned Subsidiaries (“Wholly-Owned HiSoft Subsidiaries”) that is a HiSoft Material Subsidiary has been duly authorized, and validly issued, and is fully paid and non-assessable and owned by HiSoft, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be required by applicable Law). The outstanding share capital of the Subsidiaries of HiSoft (other than Wholly-Owned HiSoft Subsidiaries) that are HiSoft Material Subsidiaries owned directly or indirectly by HiSoft has been duly authorized, and validly issued, and is fully paid and non-assessable, and is owned by HiSoft, directly or indirectly, free and clear of any Liens other than Permitted Liens). Neither HiSoft nor any of its Subsidiaries is party to any voting agreement or irrevocable proxies with respect to voting of any share capital of HiSoft or any of its Subsidiaries.

(f)                                    Each HiSoft Option (i) was granted in compliance with all applicable Law in all material respects and all of the terms and conditions of the applicable HiSoft Share Incentive Plan, (ii) has an exercise price per HiSoft Share equal to or greater than the fair market value of a HiSoft Share on the date of such grant, and (iii) has a grant date no earlier than the date on which the HiSoft Board actually approved such HiSoft Option.

(g)                                 Other than HiSoft ADSs and the HiSoft Deposit Agreement, HiSoft does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exchangeable or exercisable for securities having the right to vote) with the shareholders of HiSoft on any matter (“HiSoft Voting Debt”), or any agreements or obligations to issue any HiSoft Voting Debt. Neither HiSoft nor Merger Sub has any secured creditors or has granted no fixed or floating security interests that are outstanding.

(h)                               The authorized share capital of Merger Sub consists solely of US$50,000, divided into 50,000 ordinary shares, par value US$1.00 per share, of which one share is validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by HiSoft, free and clear of any Liens. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 4.3                                   Authority.

(a)                                Each of HiSoft and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party and, subject to, in the case of HiSoft, obtaining the Required HiSoft Vote, to consummate the transactions contemplated hereby and thereby. The HiSoft Board has duly and validly authorized the execution, delivery and performance of this Agreement and the other Transaction Agreements to which HiSoft or Merger Sub is a party and approved the consummation of the transactions contemplated hereby and thereby, and has at a meeting duly called and held (i) approved, and declared advisable, the execution, delivery and performance by HiSoft of this Agreement, the Merger, the Plan of Merger, the other Transaction Agreements to which HiSoft is a party and the consummation transactions contemplated hereby and thereby; (ii) determined that such transactions are advisable, and in the best interests of, HiSoft and its shareholders; and (iii) recommended as of the date hereof that the shareholders of HiSoft approve each of the following matters (each of which shall be conditioned on the substantially contemporaneous consummation of the Merger): (A) an alteration to the conditions of the HiSoft Memorandum to increase its share capital and the number of authorized HiSoft Shares to 120,000,000 (the “Capital Increase”), which shall occur immediately following the Share Consolidation, (B) a consolidation of the share capital of HiSoft, following which every 13.9482 issued and unissued common shares of par value US$0.0001 each in the share capital of HiSoft would be consolidated into one (1) common share of par value US$0.00139482 each in the share capital of HiSoft (the “Share Consolidation”), (C) an amendment to the HiSoft Articles to (1) change the name of HiSoft to a new name in English, to be mutually agreed by the Parties, and “文思海辉” in Chinese, and (2) delete the additional or casting vote granted to the chairman of the meeting of the HiSoft Board in the case of any equality of votes (the “Articles Amendments”), and (D) the issuance of HiSoft Shares (including HiSoft Shares to be represented by HiSoft ADSs) constituting the Merger Consideration (the “Share Issuance”), which shall occur following the Effective Time. The Board of Directors of Merger Sub (the “Merger Sub Board”), and HiSoft as the sole shareholder of Merger Sub, have at meetings duly called and held, duly and validly authorized and approved by board resolution (in the case of HiSoft) and by special resolution (in the case of Merger Sub) the execution, performance and delivery of this Agreement, the Merger and the Plan of Merger, the other Transaction Agreements to which Merger Sub is a party, and the consummation of the transactions contemplated hereby and thereby, and taken all corporate actions required to be taken by the Merger Sub Board and by HiSoft as the sole shareholder of Merger Sub for the consummation of the transactions. No other corporate proceedings on the part of HiSoft or Merger Sub are necessary to authorize or approve this Agreement, the Merger or the Plan of Merger or the other Transaction Agreements to which HiSoft or Merger Sub is a party or to consummate the transactions contemplated hereby and thereby (other than, with respect to the Capital Increase, the Share Consolidation, the Articles Amendments and the Share Issuance, the Required HiSoft Vote). This Agreement and the other Transaction Agreements to which HiSoft or Merger Sub is a party have been duly and validly executed and delivered by each of HiSoft and Merger Sub, as applicable, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute valid, legal and binding agreements of each of HiSoft and Merger Sub, as applicable, enforceable against each of HiSoft and Merger Sub, as applicable, in accordance with their respective terms, subject to the Bankruptcy and Equity Exception.

(b)                               The Board of Directors of HiSoft (the “HiSoft Board”) has approved the Capital Increase, the Share Consolidation, the Articles Amendments and the Share Issuance being submitted to the shareholders of HiSoft for their authorization and approval at a meeting to be held for that purpose. The only vote of the holders of any class or series of share capital of HiSoft necessary to authorize and approve (i) the Capital Increase and the Share Consolidation is a simple majority of votes cast by the holders of HiSoft Shares voting in person or by proxy, (ii) the Articles Amendments is an affirmative vote of two-thirds of the holders of HiSoft Shares voting in person or by proxy and (iii) the Share Issuance is a simple majority of votes cast by the holders of HiSoft Shares voting in person or by proxy, in each case, at a meeting of the shareholders of HiSoft duly convened in accordance with the HiSoft Articles for purposes of authorizing and approving the Capital Increase, the Share Consolidation, the Articles Amendments and the Share Issuance (collectively, the “Required HiSoft Vote”). No other vote of the shareholders of HiSoft is required by Law, the HiSoft Memorandum, the HiSoft Articles or otherwise in order for HiSoft to authorize and approve the Capital Increase, the Share Consolidation, the Articles Amendments or the Share Issuance.

Section 4.4                                   Consents and Approvals; No Violations.

(a)                                Except for (i) compliance with the applicable requirements of the Securities Act, Exchange Act and any other applicable securities Laws, including, without limitation, the filing with the SEC of the Joint Proxy Statement/Prospectus and the filing and declaration of effectiveness of the Form F-4 in which the Joint Proxy Statement/Prospectus will be included), (ii) compliance with the rules and regulations of The NASDAQ Global Select Market, (iii) the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, (iv) filings, notices or approvals required under Applicable Antitrust Laws and (v) such other consents, approvals, orders, authorizations, registrations, declarations, transfers, waivers, disclaimers, and filings the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a HiSoft Material Adverse Effect, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by each of HiSoft or Merger Sub of this Agreement and the other Transaction Agreements to which it is a party or the consummation by each of HiSoft or Merger Sub, as applicable, of the transactions contemplated hereby and thereby.

(b)                               The execution, delivery and performance by each of HiSoft and Merger Sub of this Agreement and the other Transaction Agreements to which it is a party do not, and the consummation by HiSoft and Merger Sub of the transactions contemplated hereby and thereby will not constitute or result in, (i) assuming the Required HiSoft Vote is duly obtained and passed, any breach of any provision of the respective memorandum and articles of association (or equivalent governing documents) of Merger Sub, HiSoft or any of its Subsidiaries, (ii) a violation or breach of, or (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the creation of any Lien) under, any of the terms, conditions or provisions of any Contract or obligation to which Merger Sub, HiSoft or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound (collectively, the “HiSoft Agreements”), or (iii)

(assuming the Required HiSoft Vote is duly obtained and passed and compliance with the matters referred to in Section 4.4(a)) violate any Law or Judgment applicable to Merger Sub, HiSoft or any of its Subsidiaries or any of their respective properties or assets, except in the case of clause (ii) and clause (iii), for such violations, conflicts, breaches, defaults, terminations, rights of termination or cancellation, acceleration or Liens that would not, individually or in the aggregate, reasonably to be expected to result in a HiSoft Material Adverse Effect. Section 4.4 of the HiSoft Disclosure Schedule sets forth a list of all material third-party consents and approvals required to be obtained under the HiSoft Agreements in connection with the consummation of the transactions contemplated by this Agreement.

Section 4.5                                   SEC Reports; Financial Statements.

(a)                                Since, January 1, 2010, HiSoft has filed with or furnished to the SEC on a timely basis (and, to the extent not available to the public on the SEC’s EDGAR website, made available to VanceInfo) all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by HiSoft with or to the SEC (such documents, together with any exhibits and schedules thereto, other information incorporated therein, and those that HiSoft may file or furnish after the date of this Agreement, including any amendments thereto, the “HiSoft SEC Reports”) pursuant to the Securities Act or the Exchange Act. Each of the HiSoft SEC Reports, as of the date it was filed or submitted (and as of the date of any amendment or incorporation by reference), has complied or, if filed or furnished after the date hereof and before the Effective Time, will comply, as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act, each as in effect on the dates such forms, reports and documents were filed, furnished or amended, as the case may be. No Subsidiary of HiSoft is subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act. The HiSoft SEC Reports did not contain, when filed or furnished (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of HiSoft has failed in any respect to make the certifications required of him or her under section 302 or section 906 of the U.S. Sarbanes-Oxley Act of 2002, in each case with respect to the HiSoft SEC Reports. There are no outstanding comments from the Staff of the SEC with respect to any of HiSoft SEC Reports.

(b)                               Each of the audited consolidated financial statements (including all related notes and schedules) of HiSoft, and the unaudited financial data including in the earnings release for the quarter ended March 31, 2012, included (or incorporated by reference) in the HiSoft SEC Reports (collectively, the “HiSoft Financial Information”) fairly presents, or in the case of HiSoft SEC Reports filed or furnished after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position of HiSoft and its Subsidiaries, in each case, as of the dates thereof, and the results of its operations and cash flows of HiSoft and its Subsidiaries, in each case for the periods set forth therein (subject, in the case of unaudited financial data, to normal year end adjustments that are not material in the aggregate). Such HiSoft Financial Information has been prepared in accordance with GAAP in the United States consistently applied during the periods involved, except as specifically indicated in the notes thereto (subject, in the case of unaudited financial data to normal recurring year-end adjustments that are not material in the aggregate).

(c)                                HiSoft is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of The NASDAQ Global Select Market.

(d)                               HiSoft has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as required under Rule 13a-15 or 15d-15 of the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information relating to HiSoft, including its consolidated Subsidiaries, made known to the chief executive officer and chief financial officer of HiSoft by others within those entities. Neither HiSoft nor, to HiSoft’s knowledge, HiSoft’s independent registered public accounting firm, has identified or been made aware of (i) “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of HiSoft’s internal controls and procedures which are reasonably likely to adversely affect HiSoft’s ability to record, process, summarize or report financial data, or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in HiSoft’s internal controls over financial reporting.

Section 4.6                                   Information Supplied. None of the information furnished by HiSoft and its Subsidiaries for the filing of the registration statement on Form F-4 and the Joint Proxy Statement/Prospectus to be included therein, at the date it (and any amendment or supplement to it) is filed with the SEC by HiSoft, at the date it is first mailed to each of HiSoft’s shareholders and VanceInfo’s shareholders or at the time of each of the HiSoft Shareholders Meeting and VanceInfo Shareholders Meeting, shall contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, HiSoft makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of VanceInfo for inclusion or incorporation by reference in the Form F-4 and the Joint Proxy Statement/Prospectus.

Section 4.7                                   No Undisclosed Liabilities. Neither HiSoft nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, whether or not required to be recorded or reflected on a balance sheet under GAAP, and there is no existing condition, situation or set of circumstances which could be expected to result in such a liability or obligation, except for (a) liabilities or obligations reflected, accrued or reserved against in HiSoft’s consolidated balance sheets or in the notes thereto included in the HiSoft SEC Reports filed or furnished after January 1, 2012 and prior to the date hereof, (b) liabilities or obligations incurred since March 31, 2012 in the ordinary course of business consistent with past practices that have not had, and would not reasonably be expected to have, individually or in the aggregate, a HiSoft Material Adverse Effect and (c) any other liabilities or obligations that have not had or would not reasonably be expected to have, individually or in the aggregate, a HiSoft Material Adverse Effect.

Section 4.8                                   Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto (i) from the Review Date through the date of this Agreement, there has not been any circumstance, event, occurrence or development which has had, or would reasonably be expected to have, individually or in the aggregate, a HiSoft Material Adverse Effect; (ii) since the date of this Agreement there has not been any circumstance, event, occurrence or development which has had, or would reasonably be expected to have, individually or in the aggregate, a HiSoft Material Adverse Effect, and (iii) from the Review Date through the date of this Agreement (and with respect to periods after the date of this Agreement, except as expressly contemplated by this Agreement), HiSoft and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and there has not been:

(a)                                any redemption, repurchase (other than in connection with equity award grants under and in accordance with the HiSoft Incentive Plans) or other acquisition of any share capital of HiSoft or any of its Subsidiaries or any securities convertible into or exercisable or exchangeable for any such share capital by HiSoft or any of its Subsidiaries;

(b)                               any declaration, setting aside or payment of any dividend or other distribution with respect to any share capital of HiSoft or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to HiSoft or to any Wholly-Owned HiSoft Subsidiary;

(c)                                any material change in any method of accounting or accounting practice by HiSoft or any of its Subsidiaries;

(d)                               any making or revocation of any material Tax election, any settlement or compromise of any material Tax liability, or any change (or request to any taxing authority to change) in any material aspect of the method of accounting of HiSoft or any of its Subsidiaries for Tax purposes;

(e)                                any material increase in the compensation or benefits payable or to become payable to any of its directors, officers or employees (except for increases for non-senior management employees in the ordinary course of business and consistent with past practice);

(f)                                  except to the extent required by applicable Law, (i) any establishment, adoption, entry into, termination or amendment of any labor, collective bargaining, bonus, profit sharing, equity, thrift, pension, retirement, deferred compensation, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any director, officer or employee, (ii) any grant or increase in any severance, change in control, termination or similar compensation or benefits payable to any director, officer or employee, or (iii) any acceleration of the time of payment or vesting of, or the lapsing of restrictions with respect to, or any funding or otherwise securing the payment of, any compensation or benefits payable or to become payable to any director, officer or employee under any benefit or compensation plan, agreement or arrangement;

(g)                               any amendment to the memorandum and articles of association (or other equivalent governing instrument) of HiSoft or any of its Subsidiaries;

(h)                               any incurrence of any indebtedness for borrowed money (other than short-term debt incurred in the ordinary course of business and consistent with past practice) or any guarantee of such indebtedness for another Person (other than any Wholly-Owned HiSoft Subsidiary) or any issue or sale of debt securities, warrants or other rights to acquire any debt security of HiSoft or any Subsidiary of HiSoft;

(i)                                   any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of HiSoft or any of its Subsidiaries;

(j)                                   any receiver, trustee, administrator or other similar Person appointed in relation to the affairs of HiSoft or its property or any part thereof; or

(k)                                any agreement or commitment to do any of the foregoing.

Section 4.9                                   Property. None of HiSoft or its Subsidiaries owns any real property. HiSoft or one of its Subsidiaries is the lessee of all leases reflected in the most recent consolidated balance sheet included in the HiSoft SEC Reports filed or furnished prior to the date of this Agreement or acquired after the date of this Agreement (except for leases that have expired by their terms since the date of this Agreement) (the “HiSoft Leased Properties”), free and clear of all Liens (other than Permitted Liens), and is in occupancy of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of HiSoft, the lessor, except as would not reasonably be expected to have, individually or in the aggregate, a HiSoft Material Adverse Effect .

Section 4.10                            Legal Proceedings. Except as would not reasonably be expected to have, individually or in the aggregate, a HiSoft Material Adverse Effect, none of HiSoft, any of its Subsidiaries, or any of their directors or officers is a party to any, and there are no pending or, to the knowledge of HiSoft, threatened, Proceedings of any nature against HiSoft or any of its Subsidiaries or to which any of their equity interests or properties or assets is subject. There is no Judgment outstanding against HiSoft, any of its Subsidiaries or any of their directors and officers (in their capacity as directors and officers), or to which any of their equity interests, material properties or material assets are subject. There are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations or material whistle-blower complaints pending or, to the knowledge of HiSoft with respect to SEC or other governmental inquiries or investigations, threatened, in each case regarding any accounting or disclosure practices of HiSoft or any of its Subsidiaries or any malfeasance by any executive officer of HiSoft.

Section 4.11                            Permits; Compliance with Applicable Laws.

(a)                                HiSoft and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “HiSoft Permits”), and are in compliance with the terms of HiSoft Permits, except where the failure to so hold or comply would not reasonably be expected to have, individually or in the aggregate, a HiSoft Material Adverse Effect. Neither HiSoft nor any of its Subsidiaries is or has been in material violation of any Law applicable to HiSoft or its Subsidiaries (including, without limitation, FCPA and the PRC Anti-Bribery Laws). No investigation or review by any Governmental Entity with respect to HiSoft or its Subsidiaries is pending or, to HiSoft’s knowledge, threatened, nor to HiSoft’s knowledge has any Governmental Entity indicated an intention to conduct the same, in each case with respect to a violation of applicable Law, except for any violations as would not reasonably be expected to have, individually or in the aggregate, a HiSoft Material Adverse Effect.

(b)                               None of HiSoft, any of its Subsidiaries or any of their respective directors, officers or employees or, to HiSoft’s knowledge, any agent, or any other person acting for or on behalf of HiSoft or any Subsidiary has (individually and collectively, a “HiSoft Affiliate”), (i) made any bribe, influence payment, kickback, payoff, or any other type of payment that would be unlawful under any applicable Law; (ii) offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any Government Official for the purpose of (A) improperly influencing any act or decision of such Government Official in his official capacity, (B) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, or (D) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Entity, in each case, in order to assist HiSoft, any Subsidiary, or any HiSoft Affiliate in obtaining or retaining business for or with, or in directing business to, any Person; or (iii) accepted or received any unlawful contributions, payments, gifts, or expenditures. HiSoft and its Subsidiaries have effective disclosure controls and procedures and an internal accounting controls system applicable to it and its Subsidiaries which are designed to provide reasonable assurances that violations of the FCPA, the PRC Anti-Bribery Laws or any similar law will be prevented, detected and deterred.

(c)                                HiSoft is aware of, and has been advised as to, the content of the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors jointly promulgated by the CSRC and SAFE on August 8, 2006 and amended on June 22, 2009.

(d)                               HiSoft and its Subsidiaries have taken all reasonable steps to comply with, and to cause their respective employee shareholders to comply with, applicable rules and regulations of the PRC Tax authority to the extent such rules and regulations are material, including taking reasonable steps to request their employee shareholders to complete registration and other procedures required under applicable rules and regulations of the PRC Tax authority to the extent such rules and regulations are material.

(e)                                HiSoft is aware of and has been advised as to the content of the PRC Anti-Monopoly Law and Regulations. All acquisitions and other similar transactions conducted by HiSoft or any of its Subsidiaries have complied with the PRC Anti-Monopoly Law and Regulations.

(f)                                  HiSoft has taken reasonable steps to comply with the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies and related rules issued by SAFE, and has taken reasonable steps to cause its beneficiary shareholders who are PRC residents to comply with SAFE Circular No. 75 and related rules issued by SAFE with respect to their interest in HiSoft.

Section 4.12                            Employee Benefit Plans.

(a)                                Each “employee benefit plan” within the meaning of Section 3(3) of ERISA, and each other employee benefit plan, program, agreement, policy or arrangement, including, but not limited to, stock purchase, stock option or stock-based compensation, severance, employment, consulting, change-in-control, fringe benefit, bonus, incentive compensation, deferred compensation (including nonqualified deferred compensation), employee loan, sick leave, vacation pay, salary continuation, welfare benefit and pension benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated hereby or otherwise), whether written or oral, that HiSoft or any of its Subsidiaries maintains, sponsors, participates in or, is a party to or contributes to, in each case, with respect to which HiSoft or any of its Subsidiaries could reasonably be expected to have any material current or reasonably anticipated future liability (each, a “HiSoft Benefit Plan”) is disclosed in the HiSoft SEC Reports or listed in Section 4.12(a) of the HiSoft Disclosure Schedule.

(b)                               With respect to the HiSoft Benefit Plans, HiSoft has provided or made available to VanceInfo true and complete copies of (i) each HiSoft Benefit Plan (or, in each case, descriptions thereof for any unwritten HiSoft Benefit Plans) and any amendments thereto, (ii) each actuarial report, and (iii) all documents filed with and/or received from any Governmental Entity, in each case, as applicable.

(c)                                Except as set forth in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any HiSoft Employee under any of the HiSoft Benefit Plans or otherwise; (ii) increase any compensation or benefits due to any HiSoft Employee under any of the HiSoft Benefit Plans or otherwise; or (iii) result in any acceleration of the time of payment, funding or vesting of any compensation or benefits due to any HiSoft Employee under any HiSoft Benefit Plan or otherwise.

(d)                               Except as disclosed in the HiSoft SEC Reports and severance benefits provided for under applicable Law, neither HiSoft nor any of its Subsidiaries maintain any HiSoft Benefit Plans providing for benefits in the nature of severance to any HiSoft Employees.  Except as would not, individually or in the aggregate, reasonably be expected to have a HiSoft Material Adverse Effect, no HiSoft Benefit Plan provides welfare benefits, including, death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated solely by applicable Law.

(e)                                With respect to each HiSoft Share Incentive Plan, neither HiSoft nor any of its Subsidiaries has received any notice, letter or other written or oral communications from any Governmental Entity regarding any material non-compliance of employee social benefits requirements.

(f)                                  Except as would not, individually or in the aggregate, reasonably be expected to have a HiSoft Material Adverse Effect, there are no pending or threatened Proceedings by or on behalf of any HiSoft Benefit Plan, by any current or former employee or beneficiary covered under any such HiSoft Benefit Plan, as applicable, or otherwise involving any such HiSoft Benefit Plan (other than routine claims for benefits).  Except as would not, individually or in the aggregate, reasonably be expected to have a HiSoft Material Adverse Effect, each HiSoft Benefit Plan has been operated and administered in accordance with its terms and applicable Law.

(g)                               Except as would not, individually or in the aggregate, reasonably be expected to have a HiSoft Material Adverse Effect:  (i) each HiSoft Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Entities; (ii) all contributions to, and payments from (other than payments to be made from a trust, insurance contract or other funding medium) which may have been required to be made in accordance with the terms of any such HiSoft Benefit Plan, and, when applicable, the Law of the jurisdiction in which such plan is maintained, have been timely made; (iii) all such contributions to the HiSoft Benefit Plans, and all payments under such plans, for any period ending before the Closing Date that are not yet, but will be, required to be made are properly accrued and reflected on the financial statements of the employer maintaining such plan; (iv) all reports, returns and similar documents with respect to any HiSoft Benefit Plan required to be filed with any government agency or distributed to any HiSoft Benefit Plan participant have been duly and timely filed or distributed; and (v) each of the HiSoft Benefit Plans has obtained from the Governmental Entity having jurisdiction with respect to such plan any required determinations that such plan is in compliance with the Laws and regulations of any such jurisdiction.

(h)                               None of the HiSoft Benefit Plans is subject to the U.S. Employee Retirement Income Security Act of 1974, as amended.

(i)                                   No HiSoft Benefit Plan is a defined benefit pension plan or a multiemployer plan and no HiSoft Employee participates in any defined benefit pension plans or multiemployer plans sponsored, or contributed to, by HiSoft or any of its Affiliates.

(j)                                                                                     Other than pursuant to the HiSoft Share Incentive Plans, HiSoft is not obligated, pursuant to any of the HiSoft Benefit Plans or otherwise, to grant any options or other rights to purchase or acquire HiSoft Shares to any HiSoft Employees after the date hereof.

Section 4.13                            Labor Matters.

(a)                                As of the date of this Agreement, there is no work slowdown, strike, picket, or lockout, or, to the knowledge of HiSoft, threat thereof, by or with respect to any employees of HiSoft or any of its Subsidiaries.  HiSoft and its Subsidiaries are neither party to, nor bound by, any collective bargaining agreement or work rules or practices with any labor union, labor organization or works council, and there are no collective bargaining agreements or work rules or practices that pertain to any of the employees of HiSoft or any of its Subsidiaries. No employees of HiSoft or its Subsidiaries are represented by any labor union, labor organization or works council with respect to their employment with HiSoft or any of its Subsidiaries.  No labor union, labor organization, works council, or group of employees of HiSoft or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of HiSoft, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

(b)                               Except as would not, individually or in the aggregate, reasonably be expected to have a HiSoft Material Adverse Effect, each of HiSoft and its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, including, without limitation, any Laws relating to discrimination and other equal employment opportunities, termination, wages and hours and social security, the classification of employees as exempt or non-exempt for overtime purposes, or the classification of individuals as independent contractors or consultants, in each case, with respect to each of the HiSoft Employees (including those on layoff, disability or leave of absence, whether paid or unpaid).  Except as would not, individually or in the aggregate, reasonably be expected to have a HiSoft Material Adverse Effect, neither HiSoft nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits for HiSoft Employees other than coverage mandated by applicable Law.

Section 4.14                            Taxes.

(a)                                Each of HiSoft and its Subsidiaries has duly and timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material Tax Returns required to be filed by it, and all such filed Tax Returns are true, complete and accurate in all material respects. All material Taxes have been timely paid whether or not shown to be due and payable on such Tax Returns.

(b)                               The most recent HiSoft Financial Information reflects an adequate reserve for all Taxes payable by HiSoft and its Subsidiaries for all Taxable periods and portions thereof through the date of such HiSoft Financial Information. No deficiency with respect to Taxes has been proposed, asserted or assessed against HiSoft or any of its Subsidiaries, other than any deficiency which has been paid in full. No material Liens for Taxes exist with respect to any asset of HiSoft or any of its Subsidiaries, except for Permitted Liens.

(c)                                All material amounts of Taxes required to be withheld by HiSoft and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Entity.

(d)                               No material audit or other administrative or court proceedings are pending with respect to any Taxes of HiSoft or any of its Subsidiaries, and no written notice thereof has been received. No material issue has been raised by any taxing authority in any presently pending Tax audit that could reasonably be expected to be material and adverse to HiSoft and its Subsidiaries, taken as a whole.

(e)                                Within the last five (5) years, no written claim has been made by a taxing authority in a jurisdiction where neither HiSoft nor any of its Subsidiaries file income Tax Returns that HiSoft or any Subsidiary is or may be subject to income taxation in that jurisdiction.

Section 4.15                            Material Contracts.

(a)                                Except for this Agreement and the other Transaction Agreements, or as disclosed in or filed as exhibits to the HiSoft SEC Reports filed prior to the date of this Agreement or as disclosed in Schedule 4.15 of the HiSoft Disclosure Schedule, as of the date hereof neither HiSoft nor its Subsidiaries is a party to nor are any of HiSoft’s or its Subsidiaries’ properties or assets bound by a HiSoft Material Contract.

(b)                               Each of the HiSoft Material Contracts constitutes the valid and legally binding obligation of HiSoft or its applicable Subsidiary, enforceable in accordance with its terms, and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a HiSoft Material Adverse Effect. There is no material breach or default under any HiSoft Material Contract so listed either by HiSoft or, to HiSoft’s knowledge, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by HiSoft or, to HiSoft’s knowledge, any other party, except in each case for those violations and defaults which would not reasonably be expected to have, individually or in the aggregate, a HiSoft Material Adverse Effect. As of the date of this Agreement, no party to any such HiSoft Material Contract has given notice to HiSoft of or made a claim against HiSoft with respect to any material breach or default thereunder.

Section 4.16                            Insurance Matters.

(a)                                Section 4.16 of the HiSoft Disclosure Schedule sets forth a list of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities, operations and directors and officers of HiSoft and its Subsidiaries. All such policies, programs and arrangements are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except as would not reasonably be expected to have, individually or in the aggregate, a HiSoft Material Adverse Effect. As of the date of this Agreement, neither HiSoft nor any of its Subsidiaries knows of any threatened termination of, or material alteration of coverage under, any of its respective insurance policies.

Section 4.17                            Intellectual Property.

(a)                                Section 4.17(a) of the HiSoft Disclosure Schedule sets forth a true and complete list of all HiSoft Owned Intellectual Property that is Registered, indicating for each such item, as applicable, the application or registration number and the identity of the current applicant or registered owner.

(b)                               Except as would not, individually or in the aggregate, reasonably be expected to result in a HiSoft Material Adverse Effect:

(i)                                     HiSoft and its Subsidiaries own or have sufficient rights to use all Intellectual Property that is material to or necessary for the operation of their business. Except for HiSoft Intellectual Property, there are no other items of Intellectual Property that are material to or necessary for the operation of the business of HiSoft and its

Subsidiaries. HiSoft or one of its Subsidiaries is the exclusive owner of all right, title and interest in and to each item of HiSoft Owned Intellectual Property, free and clear of all Liens (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice), or any obligation to grant any Lien.

(ii)                                  The HiSoft Owned Intellectual Property that is Registered is (A) valid, subsisting and enforceable, (B) currently in compliance with any and all legal requirements necessary to maintain the validity and enforceability thereof, and (C) not subject to any outstanding Judgment adversely affecting HiSoft’s use thereof or rights thereto, or that would impair the validity or enforceability thereof. The Intellectual Property owned by HiSoft or any of its Subsidiaries that is Registered is currently in compliance with any and all legal requirements necessary to record and perfect the interest of HiSoft and its applicable Subsidiaries therein and the chain of title thereof, and HiSoft or its applicable Subsidiary is the sole and exclusive beneficial and record owner thereof.

(iii)                               The operation of the business of HiSoft and its Subsidiaries and their use of Intellectual Property does not infringe, misappropriate or violate the Intellectual Property rights of any other Person, and HiSoft and its Subsidiaries have not received any written notice that the operation of the business of HiSoft and its Subsidiaries and the use of HiSoft Intellectual Property in connection therewith have, in the last three years, infringed, misappropriated or otherwise violated the Intellectual Property rights of any other Person that has not been resolved in a satisfactory manner. There is no written action or claim pending or to which HiSoft has been a party in the last three years, alleging that the operation of the business of HiSoft and its Subsidiaries and the use of HiSoft Intellectual Property in connection therewith have infringed, misappropriated or otherwise violated the Intellectual Property rights of any other Person. HiSoft or any of its Subsidiaries have not received any notification in writing in the last three years that a license under any other Person’s Intellectual Property (other than licenses included in the HiSoft IP Agreements) is or may be required to operate the business of HiSoft and its Subsidiaries that has not been resolved in a satisfactory manner. To the knowledge of HiSoft, no Person is engaging, or has engaged in the last three years, in any activity that infringes, misappropriates or otherwise violates any HiSoft Intellectual Property, and there is no action or claim pending, asserted or threatened by HiSoft against any other Person concerning any of the foregoing.

(iv)                              HiSoft has taken reasonable measures at a level that is not below reputable industry standards to protect and maintain (A) the confidentiality of all trade secrets and confidential information used or held for use in the operation of the business of HiSoft and its Subsidiaries, including the source code for any HiSoft Software and all other confidential HiSoft Intellectual Property and (B) the integrity, security and operation of their IT Assets, and there have been no security breaches, outages or interruptions of same. No confidential information, trade secrets or other confidential HiSoft Intellectual Property have been disclosed by HiSoft to any Person, except pursuant to written non-disclosure and/or license agreements that obligate such Person to keep such confidential information, trade secrets or other confidential HiSoft Intellectual Property confidential and to the knowledge of HiSoft, no party thereto is in default of any such agreement.

(v)                                 The IT Assets owned by or licensed to HiSoft and its Subsidiaries (including HiSoft Software) are sufficient for the present operation of the business of

HiSoft and its Subsidiaries. The IT Assets owned by or licensed to HiSoft or its Subsidiaries are free from bugs or other defects and, to the knowledge of HiSoft, do not contain any viruses. HiSoft and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology at a level that is not below reputable industry practices.

Section 4.18                            PRC Subsidiaries.

(a)                                True and complete copies of each of the constitutional documents and certificates and related contracts and agreements of HiSoft’s Subsidiaries formed in the PRC (“HiSoft PRC Subsidiaries”) have been provided or made available to VanceInfo and have been duly approved or issued (as applicable) by competent PRC Governmental Entities.

(b)                               All material approvals, permits, filings and registrations from or with the PRC Governmental Entities required to be obtained or made in respect of the HiSoft PRC Subsidiaries and their operations, including, but not limited to, the registrations with the Ministry of Commerce (or its local counterparts), the State Administration of Industry and Commerce (or its local counterparts), SAFE (or its local counterparts), tax bureau and customs authorities have been duly obtained or completed in accordance with the relevant rules and regulations.

Section 4.19                            Takeover Statutes. HiSoft is not a party to a shareholder rights agreement, “poison pill” or similar agreement or plan. To HiSoft’s knowledge, no Takeover Statute is applicable to HiSoft, HiSoft Shares, the Merger or the other transactions contemplated by this Agreement, except for the Cayman Companies Law.

Section 4.20                            Interested Party Transactions. Except for employment agreements and indemnification agreements filed, furnished or incorporated by reference as an exhibit to a HiSoft SEC Report filed or furnished prior to the date hereof and the HiSoft Share Incentive Plan, Section 4.20 of the HiSoft Disclosure Schedule sets forth a correct and complete list of the contracts or agreements under which there are any existing or future liabilities between HiSoft or any of its Subsidiaries, on the one hand, and any present executive officer or director of HiSoft as of the date of this Agreement or record or beneficial owner of more than five percent (5%) of the HiSoft Shares as reflected in filings of Schedules 13G or 13D with the SEC with respect to HiSoft prior to the date of this Agreement, on the other hand.

Section 4.21                            Opinion of Financial Advisor. Lazard Asia (Hong Kong) Limited (the “HiSoft Financial Advisor”) has delivered to the HiSoft Board its opinion, to the effect that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Share Exchange Ratio and the ADS Exchange Ratio pursuant to this Agreement are fair from a financial point of view to HiSoft.

Section 4.22                            Brokers. No broker, finder or investment banker (other than the HiSoft Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of HiSoft or any of its Affiliates.

Section 4.23                            No Additional Representations. Except for the representations and warranties made by HiSoft in this Article III, neither HiSoft nor any of its Subsidiaries nor any other Person acting on their behalf makes any other express or implied representation or warranty of any kind or nature in connection with the transactions contemplated by this Agreement. Neither HiSoft nor any of its Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to VanceInfo its Affiliates or any of their respective advisors or representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of HiSoft and its subsidiaries or the future business and operations of HiSoft and its subsidiaries unless any such information is expressly included in a representation or warranty contained in this Article IV.

ARTICLE V

COVENANTS RELATED TO CONDUCT OF BUSINESS

Section 5.1                                   Conduct of Business of VanceInfo. Except as required by applicable Law or as expressly contemplated by this Agreement, during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, VanceInfo will, and will cause each of its Subsidiaries to, conduct its operations in the ordinary course of business consistent with past practice and use its reasonable best efforts to keep available the service of its current officers and employees and preserve its relationships with customers, licensors, suppliers and others having business dealings with it. Without limiting the generality of the foregoing, and except as required by applicable Law, as otherwise expressly contemplated in this Agreement or as specified in Section 5.1 of the VanceInfo Disclosure Schedule, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, VanceInfo will not, and will not permit its Subsidiaries to, without the prior written consent of HiSoft (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)                                amend its memorandum and articles of association (or equivalent constitutional documents);

(b)                               authorize for issuance, issue, sell, create or incur any Lien on, dispose of, transfer, deliver, accelerate the rights under (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any share capital, any other securities convertible into or exercisable or exchangeable for any share capital or any equity equivalents (including, without limitation, any performance units, stock appreciation rights or phantom stock), in each case, with respect to VanceInfo or any of its Subsidiaries, except for the issuance of VanceInfo Shares as required to be issued upon exercise or settlement of VanceInfo Options or VanceInfo RSUs outstanding on the date of this Agreement in accordance with their terms as of the date of this Agreement;

(c)                                (i) split, combine, subdivide or reclassify any of its share capital; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its share capital, except for dividends by any Wholly-Owned VanceInfo Subsidiary to VanceInfo or another Wholly-Owned VanceInfo Subsidiary; (iii) enter into any agreement with respect to the voting of its share capital; (iv) make any other actual, constructive or deemed distribution in respect of any of its share capital or otherwise make any payments to shareholders in their capacity as such; or (v) redeem, repurchase or otherwise acquire any of its share capital or any other securities convertible or exercisable into or exchangeable for its share capital or any equity equivalents (including, without limitation, any performance units, stock appreciation rights or phantom stock), except (A) the withholding of VanceInfo’s securities to satisfy Tax obligations with respect to applicable VanceInfo Options or VanceInfo RSUs or (B) the acquisition by VanceInfo of its securities in connection with the forfeiture of VanceInfo Options or (C) the acquisition by VanceInfo of its securities in connection with the net exercise of applicable VanceInfo Options or net settlement of applicable VanceInfo RSUs in accordance with the terms thereof;

(d)                               adopt any plan of liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization, redomiciliation or other reorganization or similar transaction (other than the Merger);

(e)                                except pursuant to a Contract existing on the date of this Agreement (i) incur, modify, renew or assume any long-term or short-term debt or issue any debt securities in an amount exceeding US$5,000,000 in the aggregate, except for borrowings under existing lines of credit in the ordinary course of business consistent with past practice; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business consistent with past practice and in amounts not material to VanceInfo and its Subsidiaries, taken as a whole, except for guarantees of obligations of Wholly-Owned VanceInfo Subsidiaries; or (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than to Wholly-Owned VanceInfo Subsidiaries and for advances for travel and other expenses to officers, directors and employees made in the ordinary course of business consistent with past practice);

(f)                                  except in the ordinary course of business or as may be required by Law, (i) enter into, adopt, amend, extend or terminate any bonus, profit sharing, compensation, severance, termination, equity, stock option, restricted stock, stock equivalent (including, without limitation, any performance units, stock appreciation rights or phantom stock), stock purchase, pension, retirement, deferred compensation, labor, collective bargaining, employment, severance or other benefit or compensation agreement, trust, plan, fund, award or arrangement for the benefit or welfare of any director, officer or employee in any manner (other than the entry into or amendment of employment or labor contracts with newly hired or promoted non-senior employees or the termination of employment agreements or labor contracts with terminated employees, in each case, in the ordinary course of business consistent with past practice), (ii) or except as required under any agreement or plan in effect on the date of this Agreement, increase in any manner the compensation or benefits payable or to become payable to any director, officer or employee (including, without limitation, the granting of stock options, restricted stock units or other equity awards), (iii) grant or increase any severance, termination or similar compensation or benefits payable to any director, officer or employee (except with respect to new hires and to non-senior employees in connection with promotions, in each case, in the ordinary course of business consistent with past practice), or (iv) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits payable or to become payable to any director, officer or employee under any benefit or compensation plan, agreement or arrangement;

(g)                               (i) license, transfer or grant to any Person any material rights to VanceInfo Intellectual Property other than in the ordinary course of business consistent with past practice, and (ii) abandon, permit to lapse or otherwise dispose of any material VanceInfo Intellectual Property.

(h)                               sell, lease, transfer or otherwise dispose of any assets in an amount exceeding US$5,000,000 in the aggregate, except in the ordinary course of business consistent with past practice;

(i)                                   except as may be required as a result of a change in Law or in GAAP, change any of the accounting principles used by it;

(j)                                   revalue in any material respect any of its assets, including writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice or as required by GAAP;

(k)                                (i) acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any assets or any corporation, partnership or other business organization or division thereof or any equity interest therein, if such acquisitions exceed US$5,000,000 in the aggregate, (ii) enter into any joint venture, partnership or similar arrangement or (iii) authorize any new capital expenditures, except as specifically budgeted in VanceInfo’s current plan approved by the VanceInfo Board prior to the date of this Agreement that was made available to HiSoft or that, in the aggregate, would not exceed US$5,000,000 in the aggregate;

(l)                                   make or revoke any material Tax election, or settle or compromise any material Tax liability, file any material amended Tax Return, surrender any right to claim a material Tax refund, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes or change (or make a request to any taxing authority to change) any aspect of its method of accounting for Tax purposes in a material manner;

(m)                             pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice;

(n)                               waive the benefits of, reduce the restriction periods or agree to modify in a manner adverse to VanceInfo or any of its Subsidiaries any non-competition, confidentiality, standstill or similar agreement to which VanceInfo or any of its Subsidiaries is a party;

(o)                               settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

(p)                               other than in the ordinary course of business consistent with past practice: (i) cancel or modify any VanceInfo Material Contract in a manner materially adverse to VanceInfo or any of its Subsidiaries or terminate any VanceInfo Material Contract, (ii) enter into a new Contract that (A) would be a VanceInfo Material Contract if in existence as of the date of this Agreement or (B) contains, unless required by applicable Law, a change of control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any other rights to such other party or parties in connection with the transactions contemplated by this Agreement or (iii) waive, release, cancel, convey or otherwise assign any material rights or claims under any such VanceInfo Material Contract or new Contract;

(q)                               mortgage, pledge or grant any Lien (other than Permitted Liens) with respect to any of its assets (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice);

(r)                                  adopt or implement any rights plan or similar takeover defense arrangement;

(s)                                take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied, except as may be required by applicable Law; or

(t)                                  take, propose to take, or commit or agree to take, any of the actions described in Section 5.1(a) through Section 5.1(s).

Section 5.2                                   Conduct of Business of HiSoft and Merger Sub. Except as required by applicable Law or as expressly contemplated by this Agreement, during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, HiSoft will, and will cause each of its Subsidiaries to, conduct its operations in the ordinary course of business consistent with past practice and use its reasonable best efforts to keep available the service of its current officers and employees and preserve its relationships with customers, licensors, suppliers and others having business dealings with it. Without limiting the generality of the foregoing, and except as required by applicable Law, as otherwise expressly contemplated in this Agreement or as specified in Section 5.2 of the HiSoft Disclosure Schedule, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, HiSoft will not, and will not permit its Subsidiaries to, without the prior written consent of VanceInfo (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)                                  amend its memorandum and articles of association (or equivalent constitutional documents);

(b)                                 authorize for issuance, issue, sell, create or incur any Lien on, dispose of, transfer, deliver, accelerate the rights under (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any share capital, any other securities convertible into or exercisable or exchangeable for any share capital or any equity equivalents (including, without limitation, any performance units, stock appreciation rights or phantom stock), in each case, with respect to HiSoft or any of its Subsidiaries, except for the issuance of HiSoft Shares as required to be issued upon exercise or settlement of HiSoft Options outstanding on the date of this Agreement in accordance with their terms as of the date of this Agreement;

(c)                                  (i) other than the Share Consolidation, split, combine, subdivide or reclassify any of its share capital; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its share capital, except for dividends by any Wholly-Owned HiSoft Subsidiary to HiSoft or another Wholly-Owned HiSoft Subsidiary; (iii) enter into any agreement with respect to the voting of its share capital; (iv) make any other actual, constructive or deemed distribution in respect of any of its share capital or otherwise make any payments to shareholders in their capacity as such; or (v) redeem, repurchase or otherwise acquire any of its share capital or any other securities convertible or exercisable into or exchangeable for its share capital or any equity equivalents (including, without limitation, any performance units, stock appreciation rights or phantom stock), except (A) the withholding of HiSoft’s securities to satisfy Tax obligations with respect to applicable HiSoft Options or (B) the acquisition by HiSoft of its securities in connection with the forfeiture of applicable HiSoft Options or (C) the acquisition by HiSoft of its securities in connection with the net exercise of applicable HiSoft Options in accordance with the terms thereof;

(d)                                 adopt any plan of liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization, redomiciliation or other reorganization or similar transaction (other than the Merger);

(e)                                  except pursuant to a Contract existing on the date of this Agreement (i) incur, modify, renew or assume any long-term or short-term debt or issue any debt securities in an amount exceeding US$5,000,000 in the aggregate, except for borrowings under existing lines of credit in the ordinary course of business consistent with past practice; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business consistent with past practice and in amounts not material to HiSoft and its Subsidiaries, taken as a whole, except for guarantees of obligations of Wholly-Owned HiSoft Subsidiaries; or (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than to Wholly-Owned HiSoft Subsidiaries and for advances for travel and other expenses to officers, directors and employees made in the ordinary course of business consistent with past practice);

(f)                                    except in the ordinary course of business or as may be required by Law, (i) enter into, adopt, amend, extend or terminate any bonus, profit sharing, compensation, severance, termination, equity, stock option, restricted stock, stock equivalent (including, without limitation, any performance units, stock appreciation rights or phantom stock), stock purchase, pension, retirement, deferred compensation, labor, collective bargaining, employment, severance or other benefit or compensation agreement, trust, plan, fund, award or arrangement for the benefit or welfare of any director, officer or employee in any manner (other than the entry into or amendment of employment or labor contracts with newly hired or promoted non-senior employees or the termination of employment agreements or labor contracts with terminated employees, in each case, in the ordinary course of business consistent with past practice), (ii) or except as required under any agreement or plan in effect on the date of this Agreement, increase in any manner the compensation or benefits payable or to become payable to any director, officer or employee (including, without limitation, the granting of stock options or other equity awards), (iii) grant or increase any severance, termination or similar compensation or benefits payable to any director, officer or employee (except with respect to new hires and to non-senior employees in connection with promotions, in each case, in the ordinary course of business consistent with past practice), or (iv) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits payable or to become payable to any director, officer or employee under any benefit or compensation plan, agreement or arrangement;

(g)                                 (i) license, transfer or grant to any Person any material rights to HiSoft Intellectual Property other than in the ordinary course of business consistent with past practice, and (ii) abandon, permit to lapse or otherwise dispose of any material HiSoft Intellectual Property.

(h)                                 sell, lease, transfer or otherwise dispose of any assets in an amount exceeding US$5,000,000 in the aggregate, except in the ordinary course of business consistent with past practice;

(i)                                     except as may be required as a result of a change in Law or in GAAP, change any of the accounting principles used by it;

(j)                                     revalue in any material respect any of its assets, including writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice or as required by GAAP;

(k)                                  (i) acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any assets or any corporation, partnership or other business organization or division thereof or any equity interest therein, if such acquisitions exceed US$5,000,000 in the aggregate, (ii) enter into any joint venture, partnership or similar arrangement or (iii) authorize any new capital expenditures, except as specifically budgeted in HiSoft’s current plan approved by the HiSoft Board prior to the date of this Agreement that was made available to VanceInfo or that, in the aggregate, would not exceed US$5,000,000;

(l)                                     make or revoke any material Tax election, or settle or compromise any material Tax liability, file any material amended Tax Return, surrender any right to claim a material Tax refund, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes or change (or make a request to any taxing authority to change) any aspect of its method of accounting for Tax purposes in a material manner;

(m)                               pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice;

(n)                                 waive the benefits of, reduce the restriction periods or agree to modify in a manner adverse to HiSoft or any of its Subsidiaries any non-competition, confidentiality, standstill or similar agreement to which HiSoft or any of its Subsidiaries is a party;

(o)                                 settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

(p)                                 other than in the ordinary course of business consistent with past practice: (i) cancel or modify any HiSoft Material Contract in a manner materially adverse to HiSoft or any of its Subsidiaries or terminate any HiSoft Material Contract, (ii) enter into a new Contract that (A) would be a HiSoft Material Contract if in existence as of the date of this Agreement or (B) contains, unless required by applicable Law, a change of control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any other rights to such other party or parties in connection with the transactions contemplated by this Agreement or (iii) waive, release, cancel, convey or otherwise assign any material rights or claims under any such HiSoft Material Contract or new Contract;

(q)                                 mortgage, pledge or grant any Lien (other than Permitted Liens) with respect to any of its assets (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice);

(r)                                    adopt or implement any rights plan or similar takeover defense arrangement;

(s)                                  take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied, except as may be required by applicable Law; or

(t)                                    take, propose to take, or commit or agree to take, any of the actions described in Section 5.2(a) through Section 5.2(s).

Section 5.3                                   Control of Other Party’s Business. Notwithstanding anything to the contrary contained in Sections 5.1 and 5.2, the Parties acknowledge and agree that nothing contained in this Agreement shall give HiSoft, directly or indirectly, the right to control or direct the operations of VanceInfo, or shall give VanceInfo, directly or indirectly, the right to control or direct the operations of HiSoft, prior to the Effective Time.  Prior to the Effective Time, each of HiSoft and VanceInfo shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and its Subsidiaries’ respective operations.

Section 5.4                                   Access to Information.

(a)                                  Subject to applicable Law, between the date of this Agreement and the Effective Time, HiSoft and VanceInfo shall each (and shall cause each of their respective Subsidiaries to) afford to the representatives (including counsel, financial advisors and auditors) of the other Party reasonable access during normal business hours to all of its employees, officers, agents, properties and books and records, and will permit such representatives to make such inspections of such properties and books and records, in each case, as such other party may from time to time reasonably request, and will furnish the other with such financial and operating data and other information with respect to its business, properties and personnel as such other Party may from time to time reasonably request; provided that no investigation pursuant to this Section 5.4(a) shall affect or be deemed to modify any of the representations or warranties made by HiSoft or VanceInfo, as applicable. For the avoidance of doubt, neither HiSoft nor VanceInfo shall be required to provide access to or to disclose information where such access or disclosure would (i) waive the attorney-client privilege of such Party or any of its Subsidiaries (provided that such Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of attorney-client privilege), (ii) contravene any applicable Law or requirements of Governmental Entities (provided that such Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law or requirement) or (iii) breach the terms of a confidentiality agreement with a third party entered into prior to the date hereof (provided that such Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure). If any information is withheld by HiSoft or VanceInfo pursuant to the proviso to the preceding sentence, the Party withholding the information shall inform the other Party as to the general nature of what, and pursuant to which clause of the proviso in the preceding sentence such information, is being withheld.

(b)                                 Between the date of this Agreement and the Effective Time, HiSoft and VanceInfo shall each furnish to the other, (i) concurrently with the delivery thereof to management, such monthly financial statements and data as are regularly prepared for distribution to management of HiSoft and VanceInfo, respectively, and (ii) at the earliest time they are available, such financial statements as are prepared for the HiSoft SEC Reports and VanceInfo SEC Reports, respectively.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1                                   Preparation of and Filing of Form F-4 and Proxy Statement/Prospectus.

(a)                                  As promptly as practicable after the date of this Agreement, each of HiSoft and VanceInfo shall cooperate in preparing and shall cause to be filed with the SEC a mutually acceptable joint proxy statement/prospectus relating to the matters to be submitted to the VanceInfo shareholders at the VanceInfo Shareholders Meeting and to the HiSoft shareholders at the HiSoft Shareholders Meeting (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and HiSoft shall, with the assistance of VanceInfo, prepare and cause to be filed with the SEC a registration statement on Form F-4 (of which the Joint Proxy Statement/Prospectus shall form a part) with respect to the HiSoft Shares to be issued in the Merger (such Form F-4 and any amendments or supplement thereto, the “Form F-4”). Each Party shall use its reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form F-4 declared effective by the SEC promptly, to keep the Form F-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby, and to mail the Joint Proxy Statement/Prospectus to their respective shareholders as promptly as practicable after the Form F-4 is declared effective by the SEC. Each of HiSoft and VanceInfo shall (i) as promptly as practicable after the receipt thereof, provide to the other Party copies of any written comments and advise the other Party of any oral comments, with respect to the Joint Proxy Statement/Prospectus and the Form F-4 received from the staff of the SEC (ii) provide the other Party with a reasonable opportunity to review the Party’s proposed response to such comments and (iii) include in the Party’s written response to such comments any comments reasonably proposed by the other Party. Each of HiSoft and VanceInfo shall furnish as promptly as practicable such information concerning such Party and its Affiliates reasonably requested by the other Party in connection with the Joint Proxy Statement/Prospectus, the Form F-4 or other filings required under applicable Law.

(b)                                 None of the information supplied or to be supplied by each of HiSoft and VanceInfo for inclusion or incorporation by reference in the Form F-4 will, at the time the Form F-4 or any amendment or supplement thereto is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and the Joint Proxy Statement/Prospectus will not, at the date of mailing to the HiSoft and VanceInfo shareholders and at the times of the meetings of the HiSoft and VanceInfo shareholders to be held in connection with the Merger and the other transactions contemplated by this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder, except that no representation or warranty shall be made by either such Party with respect to statements made or incorporated by reference therein based on information supplied by the other Party for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or Form F-4.

(c)                                  If, at any time prior to the Effective Time, any information relating to a Party or any of its Affiliates, directors or officers should be discovered by such Party which should be set forth in an amendment or supplement to the Joint Proxy Statement/Prospectus or the Form F-4, as applicable, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, such Party shall promptly notify the other Party of such information and the other Party shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement/Prospectus or the Form F-4, as applicable, and any recognized dissemination thereof to the shareholders of each of HiSoft and VanceInfo.

(d)                                 Except as otherwise set forth in this Agreement, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the Form F-4 shall be made without the approval of HiSoft and VanceInfo, which approval shall not be unreasonably withheld or delayed; provided that HiSoft, in connection with a HiSoft Change of Recommendation, and VanceInfo, in connection with a VanceInfo Change of Recommendation, may amend or supplement the Joint Proxy Statement/Prospectus or the Form F-4 (including by incorporation by reference) pursuant to a Qualifying Amendment to effect or reflect such change, and in such event, the right of approval set forth in this Section 6.1(d) shall not apply to such Qualifying Amendment; provided further that the right of approval shall continue to apply with respect to such information relating to the other Party or its business, financial condition or results of operations, subject to the right of each Party to have its board of directors’ deliberations and conclusions be accurately described. A “Qualifying Amendment” means an amendment or supplement to the proxy statement for HiSoft, the proxy statement for VanceInfo or the Form F-4 (including by incorporation by reference) which effects or reflects a HiSoft Change of Recommendation effected in accordance with Section 6.2(d) or a VanceInfo Change of Recommendation effected in accordance with Section 6.2(c), as the case may be; provided that any such amendment or supplement is limited to (i) a HiSoft Change of Recommendation or a VanceInfo Change of Recommendation, as the case may be, (ii) a discussion of the reasons of the HiSoft Board or the VanceInfo Board, as the case may be, for making such HiSoft Change of Recommendation or VanceInfo Change of Recommendation, as the case may be, and (iii) background information regarding the HiSoft Board’s or VanceInfo Board’s (as the case may be) deliberations and conclusions relating to the HiSoft Change of Recommendation or VanceInfo Change of Recommendation (as the case may be) or other factual information reasonably related thereto.

(e)                                  Each of HiSoft and VanceInfo shall make any necessary filings with respect to the Merger or the other transactions contemplated by this Agreement under the Securities Act and the Exchange Act and the rules and regulations thereunder.

(f)                                    HiSoft shall use reasonable best efforts to cause any HiSoft ADSs to be issued in connection with the Merger to be approved for listing on The NASDAQ Global Select Market, such listing to be subject to official notice of issuance.

Section 6.2                                   Acquisition Proposals.

(a)                                  Neither HiSoft nor VanceInfo will, nor will such Party permit any of its Subsidiaries to, nor will such Party authorize or permit any officer, director or employee or any investment banker, attorney, accountant or other advisor or representative (each, a “Representative”) of such Party or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate,  encourage or knowingly facilitate any inquiry or the making of any proposal or offer or any other effort or attempt (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding, or which may reasonably be expected to lead to, any Acquisition Proposal (as defined below), (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to such Party or any of its Subsidiaries in connection with, or take any other action to facilitate, any Acquisition Proposal, (iii) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, agreement or agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement regarding, or that is intended to result in, or would reasonably be expected to lead to, any Acquisition Proposal, or (iv) propose or agree to do any of the foregoing. Immediately after the execution and delivery of this Agreement, each of HiSoft and VanceInfo will, and will cause its Subsidiaries and Affiliates and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person (other than another Party to this Agreement) conducted heretofore with respect to any possible Acquisition Proposal, shall promptly cause to be returned or destroyed all confidential information provided by or on behalf of such Party or any of its Subsidiaries to such Person and shall notify each such Person or its Representatives that the Board of Directors of such Party no longer seeks or requests the making of any Acquisition Proposal, and withdraws any consent theretofore given to the making of an Acquisition Proposal. For the purpose of this Agreement, “Acquisition Proposal” means any proposal or offer made by any Person (other than another Party to this Agreement) regarding (i) any merger, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving such Party or any of its Subsidiaries, (ii) any acquisition or sale of

10% or more of the consolidated assets (including, without limitation, stock of its Subsidiaries) or businesses of such Party and its Subsidiaries, taken as a whole, or (iii) any acquisition or sale of, or tender or exchange offer for, its voting securities (or beneficial ownership (as defined in Section 13(d) of the Exchange Act) thereof) that, if consummated, would result in any Person (or the shareholders of such Person) beneficially owning securities representing 10% or more of its total voting power (or of the surviving parent entity in such transaction) of any of such Party and any of its Subsidiaries.

(b)                                 Each of VanceInfo and HiSoft shall notify the other Party of any Acquisition Proposal received by, any information related to an Acquisition Proposal requested from, or any discussions with or negotiations by, it or any of its Representatives, indicating, in connection with such notice, the identity of such person and the material terms and conditions of any such Acquisition Proposal or request for information (including a copy thereof if in writing and any related available documentation or correspondence), and in any event each of VanceInfo and HiSoft shall provide written notice to the other party of any Acquisition Proposal, request for information or initiation of such discussions or negotiations within 24 hours of such event.  Each of VanceInfo and HiSoft agrees that it will promptly keep the other Party informed of the status and terms of any such Acquisition Proposal (including whether withdrawn or rejected), the status and nature of all information requested and delivered, and the status and terms of any such discussions or negotiations, and in any event each of VanceInfo and HiSoft shall provide the other party with written notice of any material development thereto within 24 hours thereof.

(c)                                  The VanceInfo Board will not (i) fail to recommend that shareholders of VanceInfo vote in favor of the authorization and approval of this Agreement, the Merger, the Plan of Merger, the other Transaction Agreements to which VanceInfo is a party and the consummation transactions contemplated hereby and thereby (the “VanceInfo Board Recommendation”) or fail to include the VanceInfo Board Recommendation in the Joint Proxy Statement/Prospectus or (ii) withhold, withdraw, qualify or modify, or publicly announce its intent to withhold, withdraw, qualify or modify, in a manner adverse to HiSoft or Merger Sub, the VanceInfo Board Recommendation (actions described in this clause (ii) referred to as a “VanceInfo Change of Recommendation”). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Required VanceInfo Vote is obtained, the VanceInfo Board may effect a VanceInfo Change of Recommendation if the VanceInfo Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would constitute a breach of the directors’ fiduciary duties under applicable Law; provided, however, that prior to taking such action or announcing the intention to do so: (i) VanceInfo has complied in all material respects with this Section 6.2, (ii) the VanceInfo Board has given HiSoft at least five business days’ prior written notice (it being understood that any amendment or modification to any Acquisition Proposal that relates to such proposed action shall require the delivery of a new written notice and a new five business day period) of its intention to take such action and a description of the reasons for taking such action, (iii) if any Acquisition Proposal has been made prior to the date of such written notice, such written notice shall specify the material terms and conditions of such Acquisition Proposal, identify the Person making such Acquisition Proposal and include a copy of any written agreement or proposal relating to such Acquisition Proposal, (iv) VanceInfo has negotiated, and has caused its Representatives to negotiate, in good faith with HiSoft during such notice period to enable HiSoft to revise the terms of this Agreement in such a manner that would obviate the need for taking such action and (v) following the end of such notice period, the VanceInfo Board shall have considered in good faith any revisions to this Agreement proposed in writing by HiSoft and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to effect a VanceInfo Change of Recommendation would constitute a breach of the directors’ fiduciary duties under applicable Law. Any disclosure by VanceInfo relating to an Acquisition Proposal with respect to VanceInfo shall be deemed to be a VanceInfo Change of Recommendation unless VanceInfo publicly reaffirms the VanceInfo Board Recommendation within three business days of making such disclosure.

(d)                                 The HiSoft Board will not (i) fail to recommend that shareholders of HiSoft vote in favor of the Capital Increase, the Share Consolidation, the Articles Amendments and the Share Issuance (the “HiSoft Board Recommendation”) or fail to include the HiSoft Board Recommendation in the Joint Proxy Statement/Prospectus or (ii) withhold, withdraw, qualify or modify, or publicly announce its intent to withhold, withdraw, qualify or modify, in a manner adverse to VanceInfo, the HiSoft Board Recommendation (actions described in this clause (ii) referred to as a “HiSoft Change of Recommendation”). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Required HiSoft Vote is obtained, the HiSoft Board may effect a HiSoft Change of Recommendation if the HiSoft Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would constitute a breach of the directors’ fiduciary duties under applicable Law; provided, however, that prior to taking such action or announcing the intention to do so, (i) HiSoft has complied in all material respects with this Section 6.2, (ii) the HiSoft Board has given VanceInfo at least five business days’ prior written notice (it being understood that any amendment or modification to any Acquisition Proposal that relates to such proposed action shall require the delivery of a new written notice and a new five business day period) of its intention to take such action and a description of the reasons for taking such action, (iii) if any Acquisition Proposal has been made prior to the date of such written notice, such written notice shall specify the material terms and conditions of such Acquisition Proposal, identify the Person making such Acquisition Proposal and include a copy of any written agreement or proposal relating to such Acquisition Proposal, (iv) HiSoft has negotiated, and has caused its Representatives to negotiate, in good faith with VanceInfo during such notice period to enable HiSoft to revise the terms of this Agreement in such a manner that would obviate the need for taking such action and (v) following the end of such notice period, the HiSoft Board shall have considered in good faith any revisions to this Agreement proposed in writing by VanceInfo and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to effect a HiSoft Change of Recommendation would constitute a breach of the directors’ fiduciary duties under applicable Law. Any disclosure by HiSoft relating to an Acquisition Proposal with respect to HiSoft shall be deemed to be a HiSoft Change of Recommendation unless HiSoft publicly reaffirms the HiSoft Board Recommendation within three business days of making such disclosure.

(e)                                  Nothing in this Section 6.2 shall (i) permit VanceInfo or HiSoft to terminate this Agreement, (ii) release VanceInfo from its obligation to hold the VanceInfo Shareholders Meeting pursuant to Section 6.3(a) or release HiSoft from its obligation to hold the HiSoft Shareholders Meeting pursuant to Section 6.3(b), (iii) permit HiSoft or VanceInfo to submit (or propose to submit) any Acquisition Proposal to a vote of its shareholders, or (iv) affect any other obligations of HiSoft or VanceInfo under this Agreement. In addition, nothing contained in this Section 6.2 shall prohibit either HiSoft or VanceInfo from complying with Rule 14a-9,  Rule14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal or making (after consultation with outside legal counsel) any other disclosures that are required by applicable Law (it being understood that if any such statements or disclosures constitute a HiSoft Change of Recommendation or VanceInfo Change of Recommendation, as applicable, HiSoft or VanceInfo, as applicable, shall be required to comply with this Section 6.2 with respect thereto).

(f)                                    For the purposes of this Section 6.2, “person” shall be deemed to include any “group” as determined in accordance with section 13(d)(3) of the Exchange Act, and “beneficial ownership” shall have the meaning provided in section 13(d) of the Exchange Act..

Section 6.3                                   Shareholders Meetings.

(a)                                  VanceInfo shall take, in accordance with applicable Law and its memorandum and articles of association, all actions necessary to (a) cause an annual or extraordinary general meeting of its shareholders (the “VanceInfo Shareholders Meeting”) to be duly called and held as soon as practicable after the SEC declares the Form F-4 effective for the purpose of voting on the authorization and approval by way of special resolution of this Agreement, the Merger and the Plan of Merger and (b) solicit proxies from its shareholders to obtain the Required VanceInfo Vote for such authorization and approval. The VanceInfo Board shall, subject to Section 6.2(b) and Section 6.1(d), include the VanceInfo Board Recommendation in the Joint Proxy Statement/Prospectus.

(b)                                 HiSoft shall take, in accordance with applicable Law and its memorandum and articles of association, all actions necessary to (a) cause an annual or extraordinary general meeting of its shareholders (the “HiSoft Shareholders Meeting”) to be duly called and held as soon as practicable after the SEC declares the Form F-4 effective for the purpose of voting on the authorization and approval of the Capital Increase, the Share Consolidation, the Articles Amendments and the Share Issuance and (b) solicit proxies from its shareholders to obtain the Required HiSoft Vote for such authorization and approval. The HiSoft Board shall, subject to Section 6.2(b) and Section 6.1(d), include the HiSoft Board Recommendation in the Joint Proxy Statement/Prospectus.

Section 6.4                                   Reasonable Best Efforts.

(a)                                  Subject to the terms and conditions of this Agreement, and subject at all times to each Party’s and its directors’ duty to act in a manner consistent with their fiduciary duties, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including preparing, executing and filing, in consultation with the other Party, promptly all documentation to effect all necessary notices, reports and other filings and to obtain promptly all consents, registrations, approvals, permits and authorizations from such third parties or Governmental Entities that the Parties mutually agree are necessary or advisable to be obtained in order to consummate the Merger and the other transactions contemplated by this Agreement.

(b)                                 In furtherance and not in limitation of the covenants of the Parties contained in Section 6.4(a), each Party hereto agrees to (i) make, as promptly as practicable after the date of this Agreement, within the time periods specified therein, appropriate filings with each relevant Governmental Entity with jurisdiction over enforcement of any Applicable Antitrust Laws that the Parties mutually agree are necessary or advisable to be obtained in order to consummate the Merger and the other transactions contemplated by this Agreement and (ii) to supply as promptly as practicable any non-privileged information and documentary material that may be requested pursuant to any such Applicable Antitrust Laws or by any such Governmental Entity that the Parties mutually agree are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, and to use reasonable best efforts to obtain all such consents, waivers, orders, approvals, permits, rulings, authorizations and clearances under such

Applicable Antitrust Laws or from such Governmental Entity (in each case, as agreed by the Parties).

(c)                                  Notwithstanding anything in this Agreement to the contrary, neither Party nor their respective Subsidiaries shall, without the prior written consent of the other Party (not to be unreasonably withheld, delayed or conditioned), publicly or before any Governmental Entity other third party, offer, suggest, propose or negotiate, and shall not commit to or effect, by consent decree, hold separate order or otherwise, any sale, divestiture, disposition, prohibition or limitation.

Section 6.5                                   Public Announcements.  The initial press release with respect to the execution of this Agreement shall be a joint press release to be agreed upon by HiSoft and VanceInfo. Thereafter, each of HiSoft and VanceInfo will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, including, without limitation, the Merger, and shall not issue any such press release or make any such public statement prior to obtaining the approval of such other Party (such approval not to be unreasonably withheld or delayed), except as expressly required by this Agreement, or as may be required by Law or by any applicable listing agreement with or rules of a securities exchange, as reasonably determined by HiSoft or VanceInfo, as the case may be.

Section 6.6                                   Indemnification; Directors’ and Officers’ Insurance.

(a)                                  Each of HiSoft and the Surviving Corporation agrees that, from and after the Effective Time, it will indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of VanceInfo or its Subsidiaries (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of VanceInfo or its Subsidiaries or services performed by such persons at the request of VanceInfo or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law. The memorandum of association and articles of association of the Surviving Corporation will contain provisions with respect to rights to indemnification, advancement of expenses and limitations on, or exculpation from, liabilities, for acts or omissions that are at least as favorable to the directors, officers or employees of VanceInfo as those contained in the memorandum and articles of association of VanceInfo as in effect on the date hereof, except to the extent prohibited by the Cayman Companies Law or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

(b)                                 For a period of six (6) years after the Effective Time, HiSoft shall cause the Surviving Corporation to maintain VanceInfo’s existing policies of directors’ and officers’ liability insurance for the benefit of those persons who are covered by such policies at the Effective Time (or HiSoft may substitute therefor policies of at least the same coverage with respect to matters occurring prior to the Effective Time), to the extent that such liability insurance can be maintained at a cost to HiSoft not greater than 250% of the annual premium (such 250%

threshold, the “Maximum Premium”) for the current directors’ and officers’ liability insurance policies as set forth in Section 6.6 of the VanceInfo Disclosure Schedule; provided that, if such insurance cannot be so maintained or obtained at such cost, HiSoft shall maintain policies of insurance which in HiSoft’s good faith determination, provide the maximum coverage reasonably obtainable at an annual premium amount not in excess of the Maximum Premium.

(c)                                  If HiSoft or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of HiSoft or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.6.

(d)                                 The provisions of this Section 6.6 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.6.

Section 6.7                                   Notification of Certain Matters.  VanceInfo shall, upon obtaining knowledge of any of the following, give prompt notice to HiSoft, and HiSoft shall, upon obtaining knowledge of any of the following, give prompt notice to VanceInfo, of (i) the occurrence or non-occurrence of any event which would be likely to cause any condition to the obligations of any Party to effect the transactions contemplated hereby not to be satisfied, (ii) any notice or other communication from any Governmental Entity in connection with the Merger, (iii) any Proceedings (or communications indicating that the same may be contemplated) commenced or threatened against VanceInfo, HiSoft or any of their respective Subsidiaries which, in each case, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.10 or Section 4.10, or which relate to the consummation of the Merger or the other transactions contemplated hereby, (iv) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, or (v) any event or occurrence that has, or would reasonably be expected to have, a VanceInfo Material Adverse Effect or a HiSoft Material Adverse Effect, as the case may be; provided, however, that the delivery of any notice pursuant to this Section 6.7 shall not cure such breach or non-compliance, be deemed to amend or supplement the VanceInfo Disclosure Schedule or the HiSoft Disclosure Schedule, or limit or otherwise affect the remedies available hereunder to the Party receiving such notice. This Section 6.7 shall not constitute a covenant or agreement for the purposes of Section 7.2(c) or Section 7.3(c).

Section 6.8                                   Fees and Expenses.  Subject to Section 8.5(b), Section 8.5(c) and Section 8.5(f), whether or not the Merger is consummated, all Expenses (as hereinafter defined) incurred in connection with this Agreement, and the transactions contemplated hereby shall be paid by the Party incurring such Expenses. As used in this Agreement, “Expenses” includes all reasonable and documented out-of-pocket expenses (including, without limitation, all filing costs and reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party hereto and its Affiliates) incurred by a Party or on its behalf in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the solicitation of shareholder approvals and all other matters related to the transactions contemplated hereby; provided, that Expenses (excluding each Party’s internal costs and fees and expenses of counsel, accountants, investment bankers, experts and consultants to such Party) incurred in connection with the filing, printing and mailing of the Joint Proxy Statement/Prospectus and the Form F-4 and filing fees to

Governmental Entities pursuant to any Applicable Antitrust Laws shall be shared equally by HiSoft and VanceInfo.

Section 6.9                                   Delisting of Stock.  HiSoft and VanceInfo shall use reasonable efforts to cause VanceInfo Shares to be delisted from The New York Stock Exchange and VanceInfo to be deregistered under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.10                            Anti-Takeover Statutes.  If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of HiSoft and VanceInfo shall use their respective reasonable best efforts to take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or lawfully minimize the effects of any Takeover Statute on the Merger or the other transactions contemplated by this Agreement.

Section 6.11                            Resignations. To the extent requested by HiSoft in writing at least three business days prior to the Closing, on the Closing Date, VanceInfo shall cause to be delivered to HiSoft duly signed resignations, effective as of the Effective Time, of the directors and officers of VanceInfo and the Subsidiaries as requested by HiSoft.

Section 6.12                            Governance Matters.

(a)                                  Immediately following the Effective Time, the HiSoft Board shall consist of (i) four directors selected by HiSoft (the “HiSoft Directors”), and (ii) four directors selected by VanceInfo (the “VanceInfo Directors” and, together with the HiSoft Directors, the “Post Effective Time Directors”).  The Post Effective Time Directors shall agree, prior to the Effective Time, to take all such actions as are necessary, at or immediately following the Effective Time, to ensure that the anticipated order of retirement by rotation of the HiSoft Directors and the VanceInfo Directors shall be consistent with the principle that there shall be an equal number of HiSoft Directors and VanceInfo Directors. If at any time prior to the Effective Time, any board designee becomes unable or unwilling to serve as a director of HiSoft at the Effective Time, then the Party that designated such individual shall designate another individual to serve in such individual’s place.

(b)                                 At or prior to the Effective Time, the HiSoft Board shall take such actions as are necessary to appoint Tiak Koon Loh as Chief Executive Officer of HiSoft, effective as of the Effective Time.  At or prior to the Effective Time, the HiSoft Board shall take such actions as are necessary to appoint Chris Shuning Chen as Non-Executive Chairman of the HiSoft Board, effective as of the Effective Time.  In the event that either Mr. Loh or Mr. Chen is or will be unable to serve in his designated position beginning as of the Effective Time, either as notified in writing to the Parties by such individual prior to the Effective Time or as a result of such individual’s death or disability, then the individual to replace Mr. Loh or Mr. Chen, as the case may be (in either case, the “Successor”), shall be determined by the joint agreement of HiSoft and VanceInfo, each of which shall cooperate in good faith with the other and use its reasonable best efforts to identify, as promptly as practicable and, in any event, prior to the Effective Time, the appropriate Successor.

Section 6.13                            VanceInfo Corporate Structure Matters.  VanceInfo shall take all steps necessary and appropriate to cause the changes of directors, officers and governing documents for any of VanceInfo’s Subsidiaries upon the reasonable request of HiSoft on or prior to the Closing, such changes to be effective as of the Effective Time.

Section 6.14                            Transition Management Committee.

(a)                                  Subject to applicable Law, between the date hereof and the Effective Time and the termination of this Agreement in accordance with Article VIII, VanceInfo and HiSoft shall form a transition management committee that shall be comprised of Mr. Chris Shuning Chen from VanceInfo and Mr. Tiak Koon Loh from HiSoft (the “Transition Management Committee”).  Each member of the Transition Management Committee will report directly to the board of directors of the company that selected such person.

(b)                                 The Transition Management Committee is intended to support the efforts of the Parties to this Agreement in planning and supporting implementation of the integration of the businesses of VanceInfo and HiSoft and their respective Subsidiaries, subject to applicable Law, including carrying out the following responsibilities:

(i)                                     acting as a locus of discussion concerning matters relating to transition planning, including employee matters and business matters;

(ii)                                  discussing the establishment of a pool of equity and equity-based awards representing, in aggregate, up to 5% of the fully-diluted equity of HiSoft following the Closing to be allocated to key executives of the combined company, subject to approval by the compensation committee of the combined company following Closing;

(iii)                               determining any necessary adjustments to the terms of the HiSoft and VanceInfo equity compensation and incentive plans to, among other matters, ensure consistency with respect to material terms and conditions of such plans, subject to approval by the compensation committee of the combined company following the Closing; and

(iv)                              coordinating the communications, public relations and investor relations strategy regarding the Merger and the other transactions contemplated by this Agreement.

(c)                                  Subject to applicable Law, each of the Parties will consider in good faith and use its commercially reasonable efforts to cooperate with the Transition Management Committee to support its efforts in the areas of its responsibility.  Any action or request by the Transition Management Committee shall be unanimously approved in writing by each member of the Transition Management Committee.

Section 6.15                            HiSoft Corporate Matters and Share Consolidation.

(a)                                  HiSoft and VanceInfo agree that, subject to an affirmative vote of two-thirds of votes cast by the holders of HiSoft Shares voting in person or by proxy in favor of the Articles Amendments being obtained at the HiSoft Shareholders Meeting, the name of HiSoft shall be changed, effective as of the Effective Time, to a new name in English to be mutually agreed by the Parties, and “文思海辉” in Chinese.

(b)                                 Each of HiSoft and VanceInfo agree that the corporate headquarters of HiSoft will be located in Beijing following the Closing.

(c)                                  HiSoft shall take all steps necessary and appropriate to conduct the Share Consolidation, to be effective immediately prior to the Effective Time, pursuant to which every 13.9482 issued and unissued common shares of par value US$0.0001 per share in the share capital of HiSoft shall be consolidated into one (1) common share of par value US$0.00139482 per share (with any fractional shares being rounded up to the nearest whole number of shares), subject to the required affirmative vote in favor of the Share Consolidation being obtained at the HiSoft Shareholders Meeting and all other conditions to Closing contained in Article VII having been satisfied or waived by the applicable Party.

(d)                                 HiSoft shall take all steps necessary and appropriate, including amending the HiSoft Deposit Agreement or the form of American Depositary Receipt attached thereto, as applicable, to reduce the number of common shares of HiSoft represented by each HiSoft ADS from 19 to 1 (the “ADS Adjustment”), to be effective immediately prior to the Effective Time, subject to the required affirmative vote in favor of the Share Consolidation being obtained at the HiSoft Shareholders Meeting and all other conditions to Closing contained in Article VII having been satisfied or waived by the applicable Party.

Section 6.16                            Participation in Litigation.  Prior to the Effective Time, HiSoft shall give prompt notice to VanceInfo, and VanceInfo shall give prompt notice to HiSoft, of any actions, suits, claims or proceedings commenced or, to such Party’s knowledge threatened against such Party which relate to this Agreement and the transactions contemplated hereby. Each of HiSoft and VanceInfo shall give the other Party the opportunity to participate in the defense or settlement of any shareholder litigation against such other Party and/or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled or compromised without the other Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.17                            Tax Treatment.  For United States federal income Tax purposes, the Parties intend, and shall use reasonable best efforts to cause, the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Code, and the exchange of VanceInfo Shares and VanceInfo ADSs for the Merger Consideration pursuant to Section 2.1 to be treated as an exchange described in Section 354(a) of the Code.  The parties hereto shall comply with all tax filing requirements under Sections 368 and 354 of the Code and shall not make any tax filing that is inconsistent with the foregoing intent.  The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) and Treasury Regulation Section 1.368-3(a). HiSoft agrees to use commercially reasonable efforts to provide to any VanceInfo Shareholder who is entering into or has entered into a gain recognition agreement under Section 1.367(a)-8 of the Treasury Regulations (a “GRA”) and has so notified HiSoft in writing with all information necessary for such shareholder to comply with the requirements of such GRA, including information as to any subsequent disposition of any property that would require the recognition of gain by the shareholder under such GRA, as required by Section 1.367(a)-8(c)(2)(iv).

Section 6.18                            S-8 Registration.  As soon as reasonably practicable after the Closing Date, HiSoft agrees to (a) file with the SEC a registration statement on Form S-8, if available for use by HiSoft, registering that number of shares of HiSoft Shares equal to the number of HiSoft Shares issuable upon the exercise of all VanceInfo Options and VanceInfo RSUs assumed by HiSoft pursuant to Sections 2.2(a) and (b), respectively, hereof that are eligible to registered on Form S-8, and (b) issue a prospectus for the VanceInfo Share Incentive Plans (in accordance with the relevant requirements of all applicable securities laws) to each holder of a VanceInfo Option or VanceInfo RSU.  HiSoft shall use commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as any assumed VanceInfo Option or VanceInfo RSU remains outstanding.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1                                   Conditions to Each Party’s Obligations to Effect the Merger.  The obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the fulfillment at or prior to the Effective Time of each of the following conditions:

(a)                                  The Required VanceInfo Vote and the Required HiSoft Vote shall have been obtained.

(b)                                 The Form F-4 shall have become effective under the Securities Act, and shall not be the subject of any stop order, or any proceedings to seek a stop order, suspending the effectiveness of the Form F-4.

(c)                                  The HiSoft ADSs issuable as Merger Consideration pursuant to this Agreement shall have been approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance.

(d)                                 The authorizations, consents, orders or approvals of, or declarations or filings with, and the expirations or waiting periods required from, any Governmental Entity listed in Section 7.1(d) of the HiSoft Disclosure Schedule and Section 7.1(d) of the VanceInfo Disclosure Schedule shall have been filed, have occurred or been obtained, as applicable (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the “Requisite Regulatory Approvals”), and all such Requisite Regulatory Approvals shall be in full force and effect.

(e)                                  No Governmental Entity of competent jurisdiction other than those listed in Section 7.1(d) of the HiSoft Disclosure Schedule and Section 7.1(d) of the VanceInfo Disclosure Schedule, or as may be mutually agreed by the Parties, as applicable, shall have issued or enforced any executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and has the effect of making the Merger illegal or otherwise prohibiting or preventing the consummation of the Merger.

Section 7.2                                   Conditions to the Obligations of HiSoft and Merger Sub.  The obligation of HiSoft and Merger Sub to consummate the transactions contemplated by this Agreement is subject to the fulfillment at or prior to the Effective Time of each of the following additional conditions, any or all of which may be waived in whole or part by HiSoft to the extent permitted by applicable Law:

(a)                                  Each of the representations and warranties of VanceInfo set forth in Sections 3.2(a), 3.2(b), 3.2(c), 3.2(d) and 3.2(e) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as if made on and as of such date and time (other than any such representations and warranties made as of a specified date, which shall be true and correct only as of such specified date)

(b)                                 Each of the other representations and warranties of VanceInfo set forth in this Agreement (read without any materiality or VanceInfo Material Adverse Effect qualifications, other than the representation set forth in Section 3.8(a) which shall be read giving effect to the VanceInfo Material Adverse Effect qualification) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than any such representations and warranties made as of a specified date, which shall be true and correct only as of such specified date), except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a VanceInfo Material Adverse Effect.

(c)                                  VanceInfo shall have performed or complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by it prior to or at the time of the Closing.

(d)                                 VanceInfo shall have delivered to HiSoft a certificate, dated as of the Effective Time, signed by an executive officer of VanceInfo, certifying as to the fulfillment of the conditions specified in Section 7.2(a) through (c) above.

Section 7.3                                   Conditions to the Obligations of VanceInfo.  The obligation of VanceInfo to consummate the transactions contemplated by this Agreement is subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which may be waived in whole or in part by VanceInfo to the extent permitted by applicable Law:

(a)                                  Each of the representations and warranties of HiSoft and Merger Sub set forth in Sections 4.2(a), 4.2(b), 4.2(c), 4.2(d) and 4.2(e) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as if made on and as of such date and time (other than any such representations and warranties made as of a specified date, which shall be true and correct only as of such specified date)

(b)                                 Each of the other representations and warranties of HiSoft set forth in this Agreement (read without any materiality or HiSoft Material Adverse Effect qualifications, other than the representation set forth in Section 4.8(a) which shall be read giving effect to the HiSoft Material Adverse Effect qualification) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than any such representations and warranties made as of a specified date, which shall be true and correct only as of such specified date), except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a HiSoft Material Adverse Effect.

(c)                                  HiSoft and Merger Sub shall have performed or complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by it prior to or at the time of the Closing.

(d)                                 HiSoft shall have delivered to VanceInfo a certificate, dated as of the Effective Time, signed by a designated director of HiSoft and a designated director of Merger Sub, certifying as to the fulfillment of the conditions specified in Section 7.3(a) through (c) above.

ARTICLE VIII

TERMINATION; AMENDMENT; WAIVER

Section 8.1                                   Termination by Mutual Agreement.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Required VanceInfo Vote and the Required HiSoft Vote, by mutual written consent of VanceInfo and HiSoft.

Section 8.2                                   Termination by Either HiSoft or VanceInfo.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either HiSoft or VanceInfo upon written notice to the other Party if:

(a)                                  the Merger shall not have been consummated by February 10, 2013 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.2(a) shall not be available to a Party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to a willful and material breach or failure of such Party to perform any of its obligations under this Agreement;

(b)                                 if any Governmental Entity of competent jurisdiction listed in Section 7.1(d) of the HiSoft Disclosure Schedule and Section 7.1(d) of the VanceInfo Disclosure Schedule shall have denied approval of the Merger and such denial has become final and non-appealable; or any Governmental Entity of competent jurisdiction shall have issued a Judgment or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such Judgment has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(b) shall not be available to a Party if the issuance of such final and non-appealable order was primarily due to a willful and material breach or failure of such Party to perform any of its obligations under this Agreement;

(c)                                  the Required VanceInfo Vote is not obtained at the VanceInfo Shareholders Meeting or any adjournment thereof at which this Agreement has been voted upon; or

(d)                                 the Required HiSoft Vote is not obtained at the HiSoft Shareholders Meeting or any adjournment thereof at which the Capital Increase, the Share Consolidation, the Articles Amendments and the Share Issuance have been voted upon.

Section 8.3                                   Termination by HiSoft.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by HiSoft upon written notice to VanceInfo if:

(a)                                  the representations and warranties of VanceInfo shall not be true and correct or VanceInfo shall have breached or failed to perform any of its covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (i) would result in the failure of a condition set forth in Section 7.2 and (ii) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within 45 days following receipt by VanceInfo of written notice from HiSoft indicating such failure to be so true and correct or such breach or failure to perform and stating HiSoft’s intention to terminate this Agreement pursuant to this Section 8.3(a) as a result thereof (or, if earlier, the Termination Date); provided, that HiSoft shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder and such breach would result in any condition to Closing set forth in Section 7.3 not being satisfied;

(b)                                 (i) all of the conditions set forth in Section 7.1 and Section 7.3 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) HiSoft has confirmed by notice to VanceInfo that all conditions set forth in Section 7.2 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.2 and (iii) VanceInfo fails to consummate the Merger within three business days following the date the Closing should have occurred pursuant to Section 1.3; or

(c)                                  in the event VanceInfo fails to make the VanceInfo Board Recommendation in accordance with Section 6.2(c) or in the event of a VanceInfo Change of Recommendation.

Section 8.4                                   Termination by VanceInfo.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by VanceInfo upon written notice to HiSoft if:

(a)                                  the representations and warranties of HiSoft or Merger Sub shall not be true and correct or HiSoft or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3 and (ii) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within 45 days following receipt by HiSoft and Merger Sub of written notice from VanceInfo indicating such failure to be so true and correct or such breach or failure to perform and stating VanceInfo’s intention to terminate this Agreement pursuant to this Section 8.4(a) as a result thereof (or, if earlier, the Termination Date); provided, that VanceInfo shall not have the right to terminate this Agreement pursuant to this Section 8.4(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in any condition to Closing set forth in Section 7.2 not being satisfied;

(b)                                 if (i) all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) VanceInfo has confirmed by notice to HiSoft that all conditions set forth in Section 7.3 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.3 and (iii) HiSoft or Merger Sub fail to consummate the Merger within three business days following the date the Closing should have occurred pursuant to Section 1.3; or

(c)                                  in the event HiSoft fails to make the HiSoft Board Recommendation in accordance with Section 6.2(d) or in the event of a HiSoft Change of Recommendation.

Section 8.5                                   Effect of Termination and Abandonment.

(a)                                  In the event of a valid termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability on the part of any Party hereto (or of any of its Representatives); provided, however, that (i) this Section 8.5, Section 6.8 and Article IX (in each case, subject to the terms thereof) shall remain in full force and effect and survive termination of this Agreement, and (ii) nothing herein shall relieve any Party from liability for fraud or any willful and material breach of this Agreement prior to such termination. No Party claiming that any such breach occurred will have any duty or otherwise be obligated to mitigate any damages arising out of or resulting from such breach.

(b)                                 In the event that this Agreement is terminated under any of the circumstances described below in clause (i) below, VanceInfo shall be required to pay the Termination Fee to HiSoft in cash in same-day funds as promptly as possible (but in any event within two business days) after such termination.  In the event this Agreement is terminated under any of the circumstances described in clause (ii) below, VanceInfo shall be required to pay the Termination Fee to HiSoft in cash in same-day funds as promptly as possible (but in any event within two business days) after the signing of any definitive agreement referred to in subclause (C) of clause (ii) below. The Parties acknowledge and agree that in no event shall VanceInfo be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement, at the same or at different times or upon the occurrence of different events.

(i)                                     This Agreement is terminated (A) by HiSoft pursuant to Section 8.3(c), (B) by HiSoft pursuant to Section 8.3(b), (C) by HiSoft pursuant to Section 8.3(a) as a result of a willful and material breach by VanceInfo of Section 6.2 or Section 6.3(a) or (D) except in circumstances covered by Section 8.5(b)(ii) below, by either HiSoft or VanceInfo pursuant to Section 8.2(c).

(ii)                                  (A) This Agreement is terminated (x) by either HiSoft or VanceInfo pursuant to Section 8.2(a), (y) by HiSoft pursuant to Section 8.3(a) (other than in circumstances addressed in Section 8.5(b)(i)(C) above) or (z) by either HiSoft or VanceInfo pursuant to Section 8.2(c), (B) at any time after the date of this Agreement and prior to such termination, an Acquisition Proposal with respect to VanceInfo shall have been publicly announced or otherwise communicated to the senior management of VanceInfo or the VanceInfo Board, and (C) within twelve months after the date of such termination of this Agreement, VanceInfo consummates any Acquisition Proposal.

(c)                                  In the event that this Agreement is terminated under any of the circumstances described in clause (i) below, HiSoft shall be required to pay the Termination Fee to VanceInfo in cash in same-day funds as promptly as possible (but in any event within two business days) after such termination. In the event this Agreement is terminated under any of the circumstances described in clause (ii) below, HiSoft shall be required to pay the Termination Fee to VanceInfo in cash in same-day funds as promptly as possible (but in any event within two business days) after the signing of any definitive agreement referred to in subclause (C) of clause (ii) below. The Parties acknowledge and agree that in no event shall HiSoft be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement, at the same or at different times or upon the occurrence of different events.

(i)                                     This Agreement is terminated (A) by VanceInfo pursuant to Section 8.4(c), (B) by VanceInfo pursuant to Section 8.4(b), (C) by VanceInfo pursuant to Section 8.4(a) as a result of a willful and material breach by HiSoft of Section 6.2 or Section 6.3(b), or (D) except in circumstances covered by Section 8.5(c)(ii) below, by either VanceInfo or HiSoft pursuant to Section 8.2(d).

(ii)                                  (A) This Agreement is terminated (x) by either VanceInfo or HiSoft pursuant to Section 8.2(a), (y) by VanceInfo pursuant to Section 8.4(a) (other than in circumstances addressed in Section 8.5(c)(i)(C) above) or (z) by either VanceInfo or HiSoft pursuant to Section 8.2(d), (B) at any time after the date of this Agreement and prior to such termination an Acquisition Proposal with respect to HiSoft shall have been publicly announced or otherwise communicated to the senior management of HiSoft or the HiSoft Board, and (C) within twelve months after the date of such termination, HiSoft consummates any Acquisition Proposal.

(d)                                 For purposes of paragraphs (b) and (c) of this Section 8.5, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 6.2(a) except that the references to “10% or more” in the definition of “Acquisition Proposal” shall be deemed to be references to “35% or more”.

(e)                                  The Parties expressly acknowledge and agree that, with respect to any termination of this Agreement under circumstances in which the Termination Fee is payable pursuant to this Section 8.5, payment of the Termination Fee, as required hereunder, shall constitute liquidated damages with respect to any claim for damages or any other claim which VanceInfo, on the one hand, or HiSoft, on the other hand, as the case may be, would otherwise be entitled to assert against HiSoft, on the one hand, or VanceInfo, on the other hand, as the case may be, or their respective assets, or against any of their respective employees or equity holders (without limiting any claims otherwise available to (i) VanceInfo against the applicable HiSoft Voting Shareholders pursuant to the applicable HiSoft Voting Agreements or (ii) HiSoft against the VanceInfo Voting Shareholders pursuant to the terms of the VanceInfo Voting Agreement) or any other HiSoft Related Party or VanceInfo Related Party, as the case may be, with respect to any such termination of this Agreement. The Parties expressly acknowledge and agree that, in light of the difficulty of accurately determining actual damages with respect to the foregoing upon any such termination of this Agreement under circumstances in which the Termination Fee is payable pursuant to this Section 8.5, the right to such payment (A) constitutes a reasonable estimate of the damages that will be suffered by reason of any such termination of this Agreement and is not a penalty, and (B) shall be the sole and exclusive remedy and in full and complete satisfaction of any and all damages arising as a result of any such termination of this Agreement; provided, however, that nothing in this Section 8.5(e) shall limit the rights of HiSoft, Merger Sub or VanceInfo under Section 9.8 prior to any termination of this Agreement.  Upon the payment of the Termination Fee under circumstances in which the Termination Fee is payable pursuant to this Section 8.5, VanceInfo or HiSoft, as the case may be, shall not have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

(f)                                    Each of the Parties acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other Parties would not have entered into this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1                                   Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any schedule or instrument delivered pursuant to this Agreement shall survive after the Effective Time. None of the covenants and agreements in this Agreement shall survive after the Effective Time, other than the covenants and agreements contained in this Article IX, the agreements of VanceInfo, HiSoft and Merger Sub contained in Article II and those other covenants and agreements of the Parties which by their terms apply or contemplate performance after the Effective Time.

Section 9.2                                   Entire Agreement; Assignment.  This Agreement (including the VanceInfo Disclosure Schedule, the HiSoft Disclosure Schedule and other exhibits and annexes thereto) and the other Transaction Agreements, constitute the entire agreement between the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the Parties without the prior written consent of the other Parties; provided, however, that prior to the Effective Time, Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any Wholly-Owned HiSoft Subsidiary, but no such assignment shall relieve HiSoft or Merger Sub of its obligations hereunder if such assignee does not perform such obligations. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 9.3                                   Notices.  All notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by registered or certified mail, postage prepaid, by facsimile (which is confirmed) or e-mail transmission prior to 5 p.m. local time of the receiving Party, or on the next business day if sent after 5 p.m. local time of the receiving Party (provided that, if sent by facsimile or e-mail transmission, such notice or other communication shall be followed within one business day by dispatch pursuant to one of the other methods described herein), or overnight courier (with proof of delivery) to a Party at the following address for such Party:

if to HiSoft or to Merger Sub, to:

HiSoft Technology International Limited

Building C-4, No. 66 Xixiaokou Road, Haidian District

Beijing 100192, People’s Republic of China

Attention: Ross Warner

Facsimile: + (86) 411-84791350

Email: investor_relations@hisoft.com

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett

35/F, ICBC Tower

3 Garden Road, Central

Hong Kong

Attention: Kathryn King Sudol, Esq.

Facsimile: +1 (212) 455-2502

Email: ksudol@stblaw.com

if to VanceInfo, to:

VanceInfo Technologies Inc.

3/F Building 8, Zhongguancun Software Park, Haidian District

Beijing 100193, People’s Republic of China

Attention: Sidney Xuande Huang

Facsimile: + (86)10-8282-5058

Email: ir@vanceinfo.com

with a copy to (which shall not constitute notice):

Orrick, Herrington & Sutcliffe LLP

47/F Park Place
1601 Nanjing Road West
Shanghai, 200040
People’s Republic of China

Attention: Jeffrey Sun, Esq.

Facsimile: +86 21 6109 7022

Email: jeffrey.sun@orrick.com

and

Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street

San Francisco, CA 94105

USA
Attention:  Richard V. Smith, Esq.

Facsimile: +1-415-773-5759

Email: rsmith@orrick.com

or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above. All notices, requests, instructions or other documents shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request, instruction or other document shall be deemed not to have been received until the next succeeding business day in the place of receipt.

Section 9.4                                   Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)                                  This Agreement shall be construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction other than the State of New York, except that the following matters arising out of or relating to this Agreement shall be construed, performed and enforced in accordance with the Laws of the Cayman Islands in respect of which the Parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of the Merger Sub in VanceInfo, the cancellation of VanceInfo Shares in consideration of the issue of HiSoft Shares, the fiduciary or other duties of the VanceInfo Board and the HiSoft Board; and the internal corporate affairs of VanceInfo and HiSoft. Except as provided in the prior sentence, any Proceeding (whether sounding in contract, tort, equity or otherwise) arising out of or relating to this Agreement, the other Transaction Agreements or the transactions contemplated hereby or thereby, including any Proceeding against any VanceInfo Related Party or HiSoft Related Party, shall be brought solely and exclusively in any New York State court or Federal court of the United States of America sitting in the County of New York in the State of New York. Each of the Parties agrees that a final judgment (subject to any appeals therefrom) in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any such Proceeding, and hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such court in accordance with the provisions of this Section 9.4(a). Each of the Parties hereby irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court. Each of the Parties hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 9.3. Nothing in this Agreement or any of the other Transaction Agreements will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law. The consent to jurisdiction set forth in this Section 9.4 shall not constitute a general consent to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section. The Parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b)                                 EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. Each Party certifies and acknowledges that (i) no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of a Proceeding, seek to enforce the foregoing waiver, (ii) each Party understands and has considered the implications of this waiver, (iii) each Party makes this waiver voluntarily, and (iv) each Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.4(b).

Section 9.5                                   Descriptive Headings.  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 9.6                                   No Third Party Beneficiaries.  Except as expressly set forth in Section 6.6, this Agreement shall be binding upon and inure solely to the benefit of each Party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The rights granted under this Agreement to VanceInfo shall be enforceable solely by VanceInfo in its sole and absolute discretion (and VanceInfo shall have the sole right to enforce any such rights and pursue any damages or other relief related to this Agreement or any of the transactions contemplated hereby on behalf of holders of VanceInfo Shares and VanceInfo ADSs), and the rights granted under this Agreement to HiSoft shall be enforceable solely by HiSoft in its sole and absolute discretion (and HiSoft shall have the sole right to enforce any such rights and pursue any damages or other relief related to this Agreement or any of the transactions contemplated hereby on behalf of holders of HiSoft Shares and HiSoft ADSs).

Section 9.7                                   Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.8                                   Specific Performance.  Each of the Parties acknowledges and agrees that, in the event of any breach of, or any failure to perform, any specific provision of this Agreement prior to or at the Effective Time, the non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages.  It is accordingly agreed that each of the Parties shall (i) be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance of any specific provision of this Agreement or to obtain injunctive relief to prevent breaches of any specific provision of this Agreement, (ii) waive, in any action against it for specific performance or injunctive relief, the defense of the adequacy of a remedy at law, and (iii) waive any requirement for the securing or posting of any bond in connection with the obtaining of any such specific performance or injunctive relief.  For the avoidance of doubt, each of Parties shall be entitled to enforce specifically the terms and provisions of this Agreement to prevent breaches of or enforce compliance with all the agreements and covenants contained in this agreement, including those agreements and covenants of the other Party or Parties that require the other Party or Parties to (x) use its or their reasonable best efforts to cause the Closing to occur as soon as practicable and (y) effect the Merger.  A Party’s pursuit of specific performance or injunctive relief at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such Party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by such Party in the case of a breach of this Agreement.

Section 9.9                                   Amendment.  This Agreement may be amended by action taken by VanceInfo, HiSoft and Merger Sub at any time before or after approval of the Merger by the earlier of the Required VanceInfo Vote or the Required HiSoft Vote but, after any such approval, no amendment shall be made which requires the approval of such shareholders under applicable Law without such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of the Parties.

Section 9.10                            Extension; Waiver.  At any time prior to the Effective Time, each Party hereto (for these purposes, HiSoft and Merger Sub shall together be deemed one Party and VanceInfo shall be deemed the other Party) may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance by the other Party with any of the agreements or conditions contained herein. Any agreement on the part of either Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of either Party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 9.11                            Interpretation.

(a)                                  The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. All electronic communications from a Person shall be deemed to be “written” for purposes of this Agreement.

(b)                                 The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

Section 9.12                            Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Signatures transmitted by facsimile or other electronic transmission (including PDF) shall be accepted as originals for all purposes of this Agreement.

Section 9.13                            Certain Definitions

(a)                                  “Affiliate” means, as to any Person, (i) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise and (ii) with respect to any natural Person, any member of the immediate family of such natural Person.

(b)                                 “Applicable Antitrust Laws” means any Laws, orders or decrees of any Governmental Entity of competent jurisdiction that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through any merger or acquisition.

(c)                                  “business day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York, the Cayman Islands, Hong Kong, Dalian, China or Beijing, China.

(d)                                 “ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

(e)                                  “Governmental Entity” means any supranational, national, federal, state, municipal or local court, administrative body or other governmental or quasi-governmental entity or authority with competent jurisdiction exercising legislative, judicial, regulatory or administrative functions of or pertaining to supranational, national, federal, state, municipal or local government, including any department, commission, board, agency, bureau, subdivision, instrumentality or other regulatory, administrative, judicial or arbitral authority, whether domestic or foreign.

(f)                                    “HiSoft Employees” means the current, former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of HiSoft or any Subsidiary of HiSoft.

(g)                                 “HiSoft Intellectual Property” means HiSoft Owned Intellectual Property and HiSoft Licensed Intellectual Property.

(h)                                 “HiSoft IP Agreements” means all (i) licenses of Intellectual Property to HiSoft and its Subsidiaries, (ii) licenses of Intellectual Property by HiSoft or any of its Subsidiaries to third parties and (iii) agreements restricting the right of HiSoft or its Subsidiaries, or pursuant to which HiSoft or its Subsidiaries permit other Persons, to use or register Intellectual Property.

(i)                                     “HiSoft Licensed Intellectual Property” means all Intellectual Property owned by third parties and licensed to HiSoft and any of its Subsidiaries pursuant to HiSoft IP Agreements.

(j)                                     “HiSoft Material Adverse Effect” means any change, circumstance, event, effect or occurrence that, individually or in the aggregate with all other changes, circumstances, events, effects or occurrences, (i) has had or would reasonably be expected to have a material adverse effect on the business, results of operations, assets, liabilities or condition (financial or otherwise) of HiSoft and its Subsidiaries, taken as a whole, or (ii) would or would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement, other than in the case of clause (i) any change, circumstance, event, effect or occurrence occurring after the date of this Agreement to the extent resulting from: (A) changes generally affecting the industry in which HiSoft and its Subsidiaries operate; (B) changes in general economic conditions, financial or capital markets in the PRC, the United States or any other jurisdiction in which HiSoft or any of its Subsidiaries has substantial business operations, including changes in interest or exchange rates; (C) changes in Law or in generally accepted accounting principles or in accounting standards; (D) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism; (E) pandemics, earthquakes, hurricanes, tornadoes or other natural disasters or similar force majeure events; (F) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, licensors, suppliers, distributors, partners or employees of HiSoft and its Subsidiaries to the extent due to the announcement and performance of this Agreement or the identity of VanceInfo, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein (in each case, other than in respect of Section 4.4); (G) any decline in the market price, or change in trading volume, of the HiSoft ADSs; or (H) any failure to meet any internal or public projections, forecasts, or guidance (it being understood that the facts of occurrences giving rise to such decline or failure referred to in clauses (G) and (H), respectively, may be taken into account in determining whether there has been a HiSoft Material Adverse Effect); provided, however, that any change, circumstance, event, effect or occurrence referred to in clauses (A), (B) or (C) does not adversely affect HiSoft and its Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other participants in the industry in which HiSoft and its Subsidiaries operate.

(k)                                  “HiSoft Option” means an option to purchase HiSoft Shares granted under the HiSoft Share Incentive Plans.

(l)                                     “HiSoft Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by HiSoft or its Subsidiaries.

(m)                               “HiSoft Material Contracts” means:

(i)                                     any Contract that would be required to be filed or furnished by HiSoft pursuant to Item 19 and paragraph 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)                                  any Contract relating to the formation, creation, operation, management or control of a partnership, joint venture, limited liability company or similar arrangement or the sharing or allocation of any profits or revenues;

(iii)                               any Contract for the acquisition, sale or lease (including leases in connection with financing transactions) of properties or assets of HiSoft (by merger, purchase or sale of assets or stock or otherwise);

(iv)                              any Contract with any Governmental Entity;

(v)                                 any Contract involving the payment or receipt of amounts by HiSoft or its Subsidiaries of more than US$1,000,000 (other than any Contract referenced in clause (vi) below);

(vi)                              any master service agreement or similar Contract, between HiSoft or any of its Subsidiaries, on one hand, and any of the top five customers of HiSoft for the financial year ended December 31, 2011, on the other;

(vii)                           any Contract relating to indebtedness for borrowed money or any financial guaranty, of more than US$1,000,000;

(viii)                        any non-competition Contract or other Contract that purports to limit, curtail or restrict the ability of HiSoft or any of its Subsidiaries to compete in any geographic area, industry or line of business or with respect to any specific customer or vendor or type of customer or vendor, or that contain “most-favored nations” provisions for the benefit of any third party;

(ix)                                any Contract that contains a put, call or similar right pursuant to which HiSoft or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person;

(x)                                   any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of HiSoft or any of its Subsidiaries, (B) pledging of share capital of HiSoft or any of its Subsidiaries or (C) issuance of any guaranty by HiSoft or any of its Subsidiaries; or

(xi)                                any HiSoft IP Agreements other than agreements for Off-the-Shelf Software;

in each case, to which HiSoft or its Subsidiaries is a party or by which any of HiSoft’s or its Subsidiaries’ properties or assets are bound and, with respect to subclauses (ii) through (iv) and subclauses (viii) through (xi), is material to HiSoft and its Subsidiaries, taken as a whole.

(n)                                 “HiSoft Related Party” means HiSoft and its former, current and future general or limited partners, shareholders, managers, members, agents, directors, officers, employees and Affiliates.

(o)                                 “HiSoft Restricted Stock Award” means a non-vested or restricted common share of HiSoft granted under the HiSoft Share Incentive Plans.

(p)                                 “HiSoft Share Incentive Plans” means the Amended and Restated 2005 Share Incentive Plan of HiSoft and the 2011 Equity Incentive Plan of HiSoft.

(q)                                 “HiSoft Voting Shareholders” means (i) Tiak Koon Loh and (ii) Granite Global Ventures L.P., Granite Global Ventures (Q.P.) L.P., Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

(r)                                    “Intellectual Property” means in any and all jurisdictions worldwide, all (i) patents, statutory invention registrations and invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, domain names, uniform resource locators, trade dress, trade names, logos and other identifiers of source, including the goodwill symbolized thereby or associated therewith, (iii) works of authorship (including Software) and copyrights, (iv) confidential and proprietary information, including trade secrets and confidential and proprietary know-how, inventions, processes, models and methodologies, (v) rights of publicity, privacy and rights to personal information, (vi) registrations, applications, and renewals for any of the foregoing in (i)-(v), and (vii) all rights in the foregoing and in other similar intangible assets.

(s)                                  “IT Assets” means all Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation.

(t)                                    “know” or “knowledge” means, with respect to any Party, the knowledge of such Party’s executive officers after reasonable inquiry.

(u)                                 “Law” means any United States federal, state or local, non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, directive, treaty provision, governmental guidelines or interpretations having the force of law, permits and orders of any Governmental Entity.

(v)                                 “Lien” means, with respect to any asset (including, without limitation, any security) any mortgage, lien, pledge, charge, security interest, option, charge, restriction, third party right or interest or other or encumbrance of any kind in respect of such asset.

(w)                               “Off-the-Shelf Software” means, with respect to any Person, all Software that is commercially available off-the-shelf Software that (i) has not been modified or customized for such Person, and (ii) is licensed to such Person for a one-time or annual fee of US$10,000 or less.

(x)                                   “Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests arising or incurred in the ordinary course of business in respect of amounts that are not yet due and payable; (iii) Liens securing indebtedness or liabilities that are reflected in the VanceInfo SEC Reports or the HiSoft SEC Reports, as applicable, filed or furnished prior to the date hereof; (iv) Liens that would be disclosed by a current survey or physical inspection of the real property; and (v) any other Liens that have been incurred or suffered in the ordinary course of business and that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien.

(y)                                 “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

(z)                                   “PRC” means the People’s Republic of China.

(aa)                            “Registered” means issued by, registered, recorded or filed with, renewed by or the subject of a pending application before any Governmental Entities or Internet domain name registrar.

(bb)                          “SEC” means the Securities and Exchange Commission of the United States.

(cc)                            “Software” means all (i) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, (ii) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (iii) development and design tools, library functions and compilers, (iv) technology supporting websites, and the contents and audiovisual displays of websites, and (v) media, documentation and other works of authorship, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

(dd)                          “Subsidiary” means, with respect to a Person, (i) any corporation of which a majority of the securities entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned by such Person, either directly or indirectly, (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which such Person is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general partner, or (iii) any variable interest entity controlled by such Person or its Subsidiary.

(ee)                            “Tax Returns” means all federal, state, local, provincial and non-United States returns, declarations, statements, claims, reports, schedules, forms and information returns and, including any attachment thereto or amendment thereof, with respect to Taxes.

(ff)                                “Tax” or “Taxes” includes all forms of taxation, whenever created or imposed, and whether of the PRC, the United States or elsewhere, and whether imposed by a local, municipal, governmental, provincial, state, foreign, federal or other Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), payroll and employee withholding taxes, sales and use taxes, ad valorem taxes, value added taxes (including business taxes and goods and services taxes), excise taxes, franchise taxes, business license taxes, real property taxes, stamp taxes, transfer taxes, severance taxes, occupation taxes, premium or windfall profit taxes, estate duty, customs and other import or export duties and other obligations of the same or of a similar nature to any of the foregoing including all interest, penalties and additions imposed with respect to such amounts.

(gg)                          “Termination Fee” means (i) US$30,000,000 in the event the Termination Fee is payable pursuant to clauses (A), (B) or (C) of Section 8.5(b)(i) or clauses (A), (B) or (C) of Section 8.5(c)(i), as applicable, (ii) US$15,000,000 in the event the Termination Fee is payable pursuant to Section 8.5(b)(ii) or Section 8.5(c)(ii), as applicable, or (iii) US$4,000,000 in the event the Termination Fee is payable pursuant to clause (D) of Section 8.5(b)(i) or clause (D) of Section 8.5(c)(i), as applicable.

(hh)                          “Transaction Agreements” means this Agreement, the VanceInfo Voting Agreement and the HiSoft Voting Agreements.

(ii)                                  “US$” means the legal currency of the United States of America.

(jj)                                  “VanceInfo Employees” means current, former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of VanceInfo or any Subsidiary of VanceInfo.

(kk)                            “VanceInfo Intellectual Property” means VanceInfo Owned Intellectual Property and VanceInfo Licensed Intellectual Property.

(ll)                                  “VanceInfo IP Agreements” means all (i) licenses of Intellectual Property to VanceInfo and its Subsidiaries, (ii) licenses of Intellectual Property by VanceInfo or any of its Subsidiaries to third parties and (iii) agreements restricting the right of VanceInfo or its Subsidiaries, or pursuant to which VanceInfo or its Subsidiaries permit other Persons, to use or register Intellectual Property.

(mm)                      “VanceInfo Licensed Intellectual Property” means all Intellectual Property owned by third parties and licensed to VanceInfo and any of its Subsidiaries pursuant to VanceInfo IP Agreements.

(nn)                          “VanceInfo Material Adverse Effect” means any change, circumstance, event, effect or occurrence that, individually or in the aggregate with all other changes, circumstances, events, effects or occurrences, (i) has had or would reasonably be expected to have a material adverse effect on the business, results of operations, assets, liabilities or condition (financial or otherwise) of VanceInfo and its Subsidiaries, taken as a whole, or (ii) would or would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement, other than in the case of clause (i) any change, circumstance, event, effect or occurrence occurring after the date of this Agreement to the extent resulting from: (A) changes generally affecting the industry in which VanceInfo and its Subsidiaries operate; (B) changes in general economic conditions, financial or capital markets in the PRC, the United States or any other jurisdiction in which VanceInfo or any of its Subsidiaries has substantial business operations, including changes in interest or exchange rates; (C) changes in Law or in generally accepted accounting principles or in accounting standards; (D) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism; (E) pandemics, earthquakes, hurricanes, tornadoes or other natural disasters or similar force majeure events; (F) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, licensors, suppliers, distributors, partners or employees of VanceInfo and its Subsidiaries to the extent due to the announcement and performance of this Agreement or the identity of HiSoft or Merger Sub, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein (in each case, other than in respect of Section 3.4); (G) any decline in the market price, or change in trading volume, of the VanceInfo ADSs; or (H) any failure to meet any internal or public projections, forecasts, or guidance (it being understood that the facts of occurrences giving rise to such decline or failure referred to in clauses (G) and (H), respectively, may be taken into account in determining whether there has been a VanceInfo Material Adverse Effect); provided, however, that any change, circumstance, event, effect or occurrence referred to in clauses (A), (B) or (C) does not adversely affect VanceInfo and its Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other participants in the industry in which VanceInfo and its Subsidiaries operate.

(oo)                          “VanceInfo Material Contract” means:

(i)                                     any Contract that would be required to be filed or furnished by VanceInfo pursuant to Item 19 and paragraph 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)                                  any Contract relating to the formation, creation, operation, management or control of a partnership, joint venture, limited liability company or similar arrangement or the sharing or allocation of any profits or revenues;

(iii)                               any Contract for the acquisition, sale or lease (including leases in connection with financing transactions) of properties or assets of VanceInfo (by merger, purchase or sale of assets or stock or otherwise);

(iv)                              any Contract with any Governmental Entity;

(v)                                 any Contract involving the payment or receipt of amounts by VanceInfo or its Subsidiaries of more than US$1,000,000 (other than any Contract referenced in clause (vi) below);

(vi)                              any master service agreement or similar Contract, between VanceInfo or any of its Subsidiaries, on one hand, and any of the top five customers of VanceInfo for the financial year ended December 31, 2011, on the other hand;

(vii)                           any Contract relating to indebtedness for borrowed money or any financial guaranty, of more than US$1,000,000;

(viii)                        any non-competition Contract or other Contract that purports to limit, curtail or restrict the ability of VanceInfo or any of its Subsidiaries to compete in any geographic area, industry or line of business or with respect to any specific customer or vendor or type of customer or vendor, or that contain “most-favored nations” provisions for the benefit of any third party;

(ix)                                any Contract that contains a put, call or similar right pursuant to which VanceInfo or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person;

(x)                                   any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of VanceInfo or any of its Subsidiaries, (B) pledging of share capital of VanceInfo or any of its Subsidiaries or (C) issuance of any guaranty by VanceInfo or any of its Subsidiaries; or

(xi)                                any VanceInfo IP Agreements other than agreements for Off-the-Shelf Software;

in each case, to which VanceInfo or its Subsidiaries is a party or by which any of VanceInfo’s or its Subsidiaries’ properties or assets are bound and, with respect to subclauses (ii) through (iv) and subclauses (viii) through (xi), is material to VanceInfo and its Subsidiaries, taken as a whole.

(pp)                          “VanceInfo Option” means an option to purchase VanceInfo Shares granted pursuant to the VanceInfo Share Incentive Plans.

(qq)                          “VanceInfo Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by VanceInfo or its Subsidiaries.

(rr)                                “VanceInfo Related Party” means VanceInfo and its Subsidiaries and any of their respective former, current and future officers, employees, directors, partners, shareholders, management members or Affiliates (excluding any HiSoft Related Party).

(ss)                            “VanceInfo RSU” means a restricted share unit granted under the VanceInfo Share Incentive Plans.

(tt)                                “VanceInfo Share Incentive Plans” means the Stock Plan, dated as of November 3, 2005, as amended, and the Share Incentive Plan, dated as of July 30 2007, as amended.

(uu)                          “VanceInfo Software” means all Software owned by, under obligation of assignment to, or purported to be owned by any of VanceInfo or its Subsidiaries.

(vv)                          “VanceInfo Voting Shareholders” means Chris Shuning Chen, Button Software Ltd., and Tairon Investment Limited.

[Remainder of page left intentionally blank; signature pages follow]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

By:	/s/ Tiak Koon Loh
	Name:	Tiak Koon Loh
	Title:	Chief Executive Officer

CHEMISTRY MERGER SUB INC.

By:	/s/ Tiak Koon Loh
	Name:	Tiak Koon Loh
	Title:	Director

VANCEINFO TECHNOLOGIES INC.

By:	/s/ Chris Shuning Chen
	Name:	Chris Shuning Chen
	Title:	Chief Executive Officer

[Merger Agreement Signature Page]